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*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.    *
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                                                FILED PURSUANT TO RULE 424(B)(2)
                                                UNDER THE SECURITIES ACT OF 1933

                  SUBJECT TO COMPLETION, DATED JANUARY 8, 1997
          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 26, 1995

                                  $200,000,000

                     [AMERICAN HEALTH PROPERTIES, INC. LOGO]

              $100,000,000    % NOTES DUE                  , 2002
              $100,000,000    % NOTES DUE                  , 2007
                            ------------------------
       Interest on the   % Notes due 2002 and the   % Notes due 2007
(collectively, the "Notes") is payable on           and           of each year,
commencing             , 1997. The Notes do not provide for a sinking fund. The
Notes are unsecured obligations of American Health Properties, Inc. and will rank on a parity with all other unsecured and unsubordinated debt of the Company. The Notes are redeemable at any time by the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined herein), if any. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Notes" and "Description of Other Indebtedness".

     The Notes of each series will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as Depositary. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein under "Description of the Notes -- Book-Entry Notes", owners of beneficial interests in Book-Entry Notes will not be considered holders thereof and will not be entitled to receive physical delivery of Notes in definitive form.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
           RELATES.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
              OFFENSE.
                            ------------------------

                                                     INITIAL PUBLIC           UNDERWRITING        PROCEEDS TO
                                                    OFFERING PRICE(1)         DISCOUNT(2)        COMPANY(1)(3)
                                                    -----------------         ------------       -------------
Per Note due 2002...............................                  %                      %                  %
Total...........................................       $                       $                  $
Per Note due 2007...............................                  %                      %                  %
Total...........................................       $                       $                  $

---------------

(1) Plus accrued interest, if any, from           , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $500,000 payable by the Company.
                            ------------------------
     The Notes are offered severally by the respective Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Notes will be made through the facilities of The Depository Trust Company in
New York, New York, on or about             , 1997, against payment therefor in
immediately available funds.

                            For the Notes due 2002:

GOLDMAN, SACHS & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED

                                                       DEAN WITTER REYNOLDS INC.

                            For the Notes due 2007:
GOLDMAN, SACHS & CO.

                       FIRST UNION CAPITAL MARKETS CORP.

                                               NATIONSBANC CAPITAL MARKETS, INC.
                            ------------------------
        The date of this Prospectus Supplement is                , 1997.

                        AMERICAN HEALTH PROPERTIES, INC.

                                   FACILITIES

                                            LOCATIONS                     OPERATORS
                                            ---------                     ---------
ACUTE CARE HOSPITALS
Chesterfield General Hospital               Cheraw, South Carolina        Community Health Systems, Inc.
Cleveland Regional Medical Center           Cleveland, Texas              Community Health Systems, Inc.
Desert Valley Hospital                      Victorville, California       PrimeCare International, Inc.
Frye Regional Medical Center                Hickory, North Carolina       Tenet Healthcare Corporation
Irvine Medical Center                       Irvine, California            Tenet Healthcare Corporation
Kendall Regional Medical Center             Miami, Florida                Columbia/HCA Healthcare Corporation
Lucy Lee Hospital                           Poplar Bluff, Missouri        Tenet Healthcare Corporation
Marlboro Park Hospital                      Bennettsville, South          Community Health Systems, Inc.
                                            Carolina
North Fulton Medical Center                 Roswell, Georgia              Tenet Healthcare Corporation
Palm Beach Gardens Medical Center           Palm Beach Gardens, Florida   Tenet Healthcare Corporation
Pioneer Valley Hospital                     West Valley City, Utah        Paracelsus Healthcare Corporation
Shannon Medical Center, St. John's Campus   San Angelo, Texas             Shannon Health System
Tarzana Regional Medical Center             Tarzana, California           Tenet Healthcare Corporation
REHABILITATION HOSPITALS
HCA Wesley Rehabilitation Hospital          Wichita, Kansas               Horizon/CMS Healthcare Corporation
MountainView Regional Rehabilitation        Morgantown, West Virginia     HealthSouth Corporation
  Hospital
Northwest Arkansas Rehabilitation Hospital  Fayetteville, Arkansas        Horizon/CMS Healthcare Corporation
ASSISTED LIVING FACILITIES
Cambria Lodge                               El Paso, Texas                Emeritus Corporation
Garrison Creek Lodge                        Walla Walla, Washington       Emeritus Corporation
Sherwood Place                              Odessa, Texas                 Emeritus Corporation
Summer Wind Residence                       Boise, Idaho                  Emeritus Corporation
LONG-TERM ACUTE CARE HOSPITAL
Comprehensive Care Hospital of Amarillo(1)  Amarillo, Texas               Spectrum Comprehensive Care, Inc.
LONG-TERM CARE FACILITIES
Arkansas Manor                              Denver, Colorado              Unison HealthCare Corporation
Cornerstone Care Center                     Lakewood, Colorado            Unison HealthCare Corporation
Douglas Manor                               Douglas, Arizona              Unison HealthCare Corporation
Safford Care Center                         Safford, Arizona              Unison HealthCare Corporation
MEDICAL OFFICE BUILDING
Walsh Medical Arts Center                   Murrieta, California          CDM/WestMar
ALZHEIMER'S CARE FACILITIES
Pinehaven I Alzheimer's Community           Houston, Texas                Autumn Hills
Pinehaven II Alzheimer's Community(1)       Sugarland, Texas              Autumn Hills
PSYCHIATRIC CARE FACILITIES
Four Winds Psychiatric Hospital             Katonah, New York             Four Winds, Inc.
Four Winds Psychiatric Hospital             Saratoga Springs, New York    FW of Saratoga, Inc.
Northpointe Behavioral Health System        Tarpon Springs, Florida       Quorum Health Resources, Inc.
The Retreat                                 Sunrise, Florida              Quorum Health Resources, Inc.
Rock Creek Center                           Lemont, Illinois              DHP, L.P.

---------------
(1) Currently under construction.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     American Health Properties, Inc. (the "Company") is a self-administered real estate investment trust ("REIT") that commenced operations in 1987. The Company has investments in health care facilities that are operated by qualified third party health care providers, as well as one medical office building.

     The Company's current portfolio of investments consists of 13 acute care hospitals, three psychiatric hospitals owned by the Company, two mortgage loans secured by psychiatric hospitals, three rehabilitation hospitals, four assisted living facilities, one long-term acute care hospital (currently under construction), four long-term care facilities, one medical office building and two Alzheimer's care facilities (one of which is currently under construction). The Company has separated its business and properties into two distinct units:
(i) the Core Group, which includes the Company's acute care, rehabilitation hospitals, assisted living facilities, long-term acute care facility, long-term care facilities, medical office building and Alzheimer's care facilities and
(ii) the Psychiatric Group, which includes all of the Company's investments in psychiatric hospitals.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale of the Notes offered hereby (the "Offering") are estimated to be $198.1 million, after deducting the estimated underwriting discount and estimated offering expenses payable by the Company. The Company anticipates using the net proceeds from the Offering to repay outstanding borrowings under the Company's revolving credit facility (the "Credit Facility"), which matures on December 27, 1998. As of September 30, 1996, the Company's $51.5 million of outstanding borrowings under the Credit Facility bore interest at an average rate of 6.6%.

     The remaining proceeds from the Offering, together with reborrowings under the Credit Facility if necessary, will be used to prepay the entire aggregate principal amount outstanding of the Company's 11.45% Series B Senior Notes (the "Series B Senior Notes") and the Company's 10.41% Senior Notes (the "10.41% Senior Notes") and to pay premiums on the Series B Senior Notes and the 10.41% Senior Notes in connection with such prepayments. As of September 30, 1996, the $72.0 million of outstanding principal amount of the Series B Senior Notes bore interest at a rate of 11.45%, and the $80.0 million of outstanding principal amount of the 10.41% Senior Notes bore interest at a rate of 10.41%. As of September 30, 1996, the premium payable in connection with the prepayment of the aggregate principal amount outstanding of the Series B Senior Notes was approximately $5.3 million. As of September 30, 1996, the premium payable in connection with the prepayment of the aggregate principal amount outstanding of the 10.41% Senior Notes was approximately $6.6 million. See "Description of Other Indebtedness".

     The borrowings under the Credit Facility, the Series B Senior Notes and the 10.41% Senior Notes were used to finance certain real estate investments.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company as of September 30, 1996 and as adjusted to reflect the Offering, the receipt of the estimated net proceeds therefrom, estimated to be $198.1 million, and the application thereof. See "Use of Proceeds". The information set forth below should be read in conjunction with the Consolidated Financial Statements and notes thereto contained in the Company's Annual Report on Form 10-K and the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1996, both of which are incorporated by reference in the accompanying Prospectus. There have been no material changes in the capitalization of the Company since September 30, 1996.

                                                                    SEPTEMBER 30, 1996
                                                                 -------------------------
                                                                  ACTUAL       AS ADJUSTED
                                                                 ---------     -----------
                                                                  (DOLLARS IN THOUSANDS,
                                                                        UNAUDITED)
    Bank loans payable.........................................  $  51,500       $  17,300
                                                                 =========       =========
    Notes and bonds payable....................................  $ 158,544       $ 206,544
    Stockholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares
      authorized, 208,000 shares issued and outstanding(1).....          2               2
    Common stock, $.01 par value, 100,000,000 shares
      authorized, 23,459,000 issued and outstanding(2).........        235             235
    Additional paid-in capital.................................    481,895         481,895
    Cumulative net income......................................    244,883         232,583
    Cumulative dividends.......................................   (379,890)       (379,890)
                                                                 ---------       ---------
    Total stockholders' equity.................................    347,125         334,825
                                                                 ---------       ---------
    Total capitalization (excluding bank loans)................  $ 505,669       $ 541,369
                                                                 =========       =========

---------------
(1) Does not include, as of September 30, 1996, up to 82,295 shares of Psychiatric Group Preferred Stock issuable upon exercise of outstanding Company stock options.

(2) Does not include, as of September 30, 1996: (i) 225,000 shares of the Company's common stock (the "Core Group Common Stock") that are issuable upon conversion of $6,544,000 aggregate principal amount of the Company's
    8 1/2% Convertible Dual Currency Subordinated Bonds (the "Swiss Bonds") and
    (ii) up to 947,832 shares of Core Group Common Stock issuable upon exercise of outstanding options under the Company's equity incentive plans.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial data relating to the Company for the five years ended December 31, 1991 through 1995 are derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference in the accompanying Prospectus. See "Experts". The data presented for the nine-month periods ended September 30, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus Supplement or incorporated by reference in the accompanying Prospectus.

                                                                                                                   UNAUDITED
                                                                                                              -------------------
                                                                                                               NINE MONTHS ENDED
                                                                   YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                   --------------------------------------------------------   -------------------
                                                     1991       1992         1993       1994         1995       1995       1996
                                                   --------   --------     --------   --------     --------   --------   --------
                                                                               (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
 Base Rental and Mortgage Interest Income........  $ 70,355   $ 72,905     $ 70,242   $ 73,519     $ 74,525   $ 55,495   $ 56,172
 Additional Rental and Interest Income...........     8,164      8,529        9,334      9,506       11,125      8,122      9,103
 Total Revenues..................................    80,129     82,079       81,523     87,027       91,230     66,109     66,186
 Depreciation and Amortization...................    11,155     12,822       14,087     14,103       14,377     10,667     11,204
 Interest Expense................................    29,040     29,777       27,269     26,101       27,057     20,860     16,564
 General and Administrative......................     5,940      8,221        6,437      5,376        6,839      4,967      5,678
 Total Expense...................................    46,135     98,831       50,027     77,030       48,573     36,794     33,446
 Net Income (loss)(1)(2).........................    33,753     (6,317)      50,987      9,693       42,381     29,096     32,571
CASH FLOW STATEMENT DATA:
 Cash Flows From Operating Activities............  $ 46,805   $ 43,486     $ 45,884   $ 54,984     $ 57,471   $ 36,869   $ 42,665
 Dividends Declared..............................    43,243     45,747       44,766     47,982       50,769     35,993     39,699
BALANCE SHEET DATA (AT PERIOD END):
 Total Assets....................................  $630,511   $566,394     $614,453   $579,503     $586,316   $603,623   $579,127
 Total Debt......................................   301,176    286,859      245,423    245,663      207,378    280,323    210,044
 Total Equity....................................   303,069    255,349      343,303    307,501      353,060    300,821    347,125
OTHER DATA:
 Ratio of Earnings to Fixed Charges(3)...........      2.09x        (4)        2.81x      1.33x(5)     2.54x      2.39x      2.83x
 As Adjusted Ratio of Earnings to Fixed
   Charges(3)(6).................................                                                      3.24x                 3.70x
 Funds from Operations(7)........................  $ 44,724   $ 43,285     $ 48,299   $ 54,390     $ 54,280   $ 39,969   $ 43,679
 Ratio of Funds From Operations Before Fixed
   Interest Charges to Fixed Interest
   Charges(7)(8).................................      2.56x      2.45x        2.78x      3.09x        3.07x      2.99x      3.63x
 As Adjusted Ratio of Funds From Operations
   Before Fixed Interest Charges to Fixed
   Interest Charges(6)(7)(8).....................                                                      4.03x                 4.78x

---------------
(1) Includes gains of $11.1 million and $19.7 million in 1992 and 1993, respectively, on the sale of properties or partnership interests therein.

(2) Includes write-downs of $45.0 million in 1992 and $30.0 million in 1994 relating to Psychiatric Group real estate investments.

(3) For purposes of calculating the ratio of earnings to fixed charges of the Company, "earnings" include income before income taxes and fixed charges. "Fixed charges" consists of interest on all indebtedness and that portion of rental expenses that management believes to be representative of interest.

(4) Earnings in 1992 did not cover fixed charges by $7.2 million due primarily to a $45.0 million write-down of Psychiatric Group real estate investments.

(5) Decrease in ratio was primarily due to a $30.0 million write-down of Psychiatric Group real estate investments.

(6) Adjusted for the Offering of the Notes and the use of the estimated net proceeds thereof. See "Use of Proceeds" and "Capitalization".

(7) Funds From Operations ("FFO") is defined as net income (loss), excluding gains (losses) from sales of property, adjusted for write-downs of real estate investments and real estate depreciation. This definition conforms to the new definition of funds from operations adopted by the National Association of Real Estate Investment Trusts ("NAREIT"). The Company adopted the new NAREIT definition of FFO in the first quarter of 1996 and all amounts have been restated to conform to the new NAREIT definition. The amounts shown for funds from operations include certain adjustments for the impact of items that management does not consider to be routine costs of ongoing operations. These nonroutine items include: in 1992, litigation costs of $.8 million and costs related to the termination of a purchase commitment of $2.2 million; in 1993, litigation costs of $2.2 million and accrued relocation costs of $.9 million; in 1994, targeted stock issuance costs of $1.5 million and reversal of accrued relocation costs of $.8 million; in 1995, the receipt of a $2.7 million mortgage loan prepayment premium and targeted stock issuance costs of $.3 million; and for the nine months ended September 30, 1995, targeted stock issuance costs of $.3 million. There were no adjustments for nonroutine items in 1991 and for the nine months ended September 30, 1996. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP"), is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(8) The ratio of FFO (as defined above) before fixed interest charges to fixed interest charges is calculated as FFO plus fixed interest charges (consisting primarily of interest expense, excluding amortization of debt discount and deferred financing fees, and including capitalized interest) divided by fixed interest charges. The Company believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as real estate depreciation from the definition of FFO. This ratio differs from the ratio of earnings to fixed charges prescribed by rules of the Securities and Exchange Commission and should not be considered as an alternative to that ratio.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Following is a discussion of the consolidated financial condition and results of operations of the Company, which should be read in conjunction with the consolidated financial statements and accompanying notes incorporated by reference in the accompanying Prospectus. For discussions of the financial condition and results of operations of the Core Group and the Psychiatric Group, see the Management's Discussion and Analysis of Financial Condition and Results of Operations of the Core Group and the Psychiatric Group incorporated by reference in the accompanying Prospectus.

     Distribution of Psychiatric Group Depositary Shares. On July 25, 1995, the Company completed the distribution of 2,085,675 Psychiatric Group Depositary Shares to holders of its common stock (the "Distribution"). Shareholders received one Psychiatric Group Depositary Share for every ten shares of common stock held of record at the close of business on July 14, 1995. Each Psychiatric Group Depositary Share represents one-tenth of a share of the Company's Psychiatric Group Preferred Stock. The Distribution was designed to separate the economic attributes of the Company's investments in psychiatric hospitals and its investments in acute care and rehabilitation hospitals, assisted living facilities, long-term care facilities, a medical office building and Alzheimer's care facilities into two distinct portfolios, with two distinct classes of publicly-traded shares intended to represent those portfolios. In connection with the Distribution, the Company directly assigned or, if not directly assigned, allocated its assets, liabilities and stockholders' equity, and its revenues, expenses and cash flow items, between the Core Group and Psychiatric Group. The Psychiatric Group Depositary Shares are intended to reflect the separate financial performance of the Psychiatric Group. The Core Group Common Stock is intended to reflect the separate financial performance of the Core Group. However, the change in the capital structure of the Company effected by the Distribution does not affect the respective legal title to assets or responsibility for liabilities of the Company, and the Notes offered hereby will be issued by and will be liabilities of the consolidated Company.

     Factors Regarding Future Results and Forward-Looking Statements. The Company's business is subject to numerous factors that could adversely affect future results and cause forward-looking statements herein not to be realized. Such factors include, among others: the financial success of the operations conducted at the Company's facilities and the financial strength of the operators of such facilities, the continuing ability of operators to meet their obligations to the Company under existing or restructured agreements, changes in operators or ownership of operators, changes in government policy relating to the health care industry including reductions in reimbursement levels under the Medicare and Medicaid programs, operators' continued eligibility to participate in the Medicare or Medicaid programs, reductions in reimbursement by other third party payors, lower occupancy levels at the Company's facilities, the strength and financial resources of the Company's competitors, the availability and cost of capital, the Company's ability to make additional real estate investments at attractive yields and changes in tax laws and regulations affecting real estate investment trusts. For a fuller discussion of such factors, please refer to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1995 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 1996 incorporated by reference in the accompanying Prospectus.

OPERATING RESULTS

  Nine Months Ended September 30, 1996 Compared With 1995

     For the nine months ended September 30, 1996, the Company reported net income of $32,571,000, an increase of $3,475,000 or 12% compared with net income of $29,096,000 for the first nine months of 1995.

     Rental income was $51,693,000 for the nine months ended September 30, 1996, an increase of $1,216,000 or 2% from $50,477,000 for the comparable period in 1995. This net increase was primarily attributable to rental income from new properties acquired subsequent to the first quarter of 1995, which was partially offset by a reduction in rental income due to the sale of two psychiatric properties during the first quarter of 1995 and the nonpayment of $692,000 of rent by two psychiatric operators during the first nine months of 1996. The net property additions also resulted in a net increase in depreciation and amortization of $537,000 or 5% to $11,204,000 for the nine months ended September 30, 1996 compared with $10,667,000 for the same period in 1995.

     Mortgage interest income was $4,479,000 for the nine months ended September 30, 1996, a decrease of $539,000 or 11% from $5,018,000 for the comparable period in 1995. This net decrease was primarily attributable to the payoff of a mortgage loan on a hospital located in Austin, Texas in October 1995.

     Additional rental and interest income was $9,103,000 for the nine months ended September 30, 1996, an increase of $981,000 or 12% from $8,122,000 for the comparable period in 1995. This positive variation was primarily attributable to increased additional rent from the Company's six original acute care properties and its acute care property in Utah.

     Other interest income for the nine months ended September 30, 1996 decreased $1,581,000 or 63% to $911,000 from $2,492,000 for the comparable period in 1995. Other interest income for the first nine months of 1995 included approximately $1,500,000 of interest on a construction loan that subsequently converted to a mortgage loan in the third quarter of 1995. In addition, this variation was due to a lower average balance of borrowings outstanding under revolving credit facilities provided to psychiatric hospital operators, the nonpayment of $132,000 of interest by a psychiatric hospital operator during the first nine months of 1996, and a lower average balance of direct financing leases, partially offset by higher investable cash balances.

     Interest expense was $16,564,000 for the nine months ended September 30, 1996, a decrease of $4,296,000 or 21% from $20,860,000 for the comparable period in 1995. Interest expense decreased as a result of the $24 million, $29 million and $20 million senior notes maturities in May 1995, May 1996 and September 1996, respectively, lower average bank loan borrowings during 1996 and an increase in capitalized interest in 1996 compared to 1995.

     For the first nine months of 1996, general and administrative expenses were $5,678,000, an increase of $711,000 or 14% from $4,967,000 for the first nine months of 1995. This increase was primarily attributable to higher shareholder reporting costs as a result of the Distribution, financial advisory services provided primarily by an investment banking firm that included supplemental monitoring of the performance of the Company's psychiatric properties and assistance in addressing operational and cash flow difficulties of certain operators of the psychiatric properties, higher legal costs, higher compensation and benefits expense and expenses related to the hiring of a Chief Investment Officer.

     The $300,000 of targeted stock issuance costs in 1995 was an additional accrual made in the second quarter of 1995 to reflect the increased costs of the Distribution. The increased costs primarily reflected higher legal and accounting fees and printing and shipping costs as a result of the extended filing period.

  1995 Compared to 1994

     In 1995, the Company reported net income of $42,381,000 compared with net income of $9,693,000 in 1994. Net income in 1994 reflects a write-down of psychiatric real estate investments of $30,000,000 as a result of accelerating negative trends in the psychiatric industry, and net income in 1995 reflects a reduction in income due to the sale of three psychiatric properties and the lease restructurings of two psychiatric investments subsequent to September 1994. Net income in 1995 included a $2,652,000 premium from the prepayment of a mortgage loan while net income in 1994 included $710,000 of fee income related to the prepayment of a construction loan. Net income for 1995 and 1994 reflect costs related to the Distribution of $300,000 and $1,450,000, respectively.

     Rental income was $67,793,000 in 1995, an increase of $61,000 from $67,732,000 in 1994. This net increase was primarily attributable to rental income from new properties acquired and various capital additions subsequent to the first quarter of 1994, which was partially offset by a reduction in rental income due to the sale of three psychiatric properties and the lease restructurings of two psychiatric investments. These factors, combined with lower depreciation expense on psychiatric properties written down in June 1994, resulted in a net increase in depreciation and amortization of $274,000 to $14,377,000 in 1995 compared with 1994.

     Mortgage interest income increased $945,000 to $6,732,000 in 1995 from $5,787,000 in 1994. This increase was primarily attributable to the conversion of a construction loan on a hospital located in Austin, Texas to a mortgage loan during the third quarter of 1995. In October 1995, the Company received $29.15 million as proceeds from the payoff of this mortgage loan, which represented $26.5 million in principal and a $2.65 million prepayment premium.

     Additional rental and interest income was $11,125,000 in 1995, an increase of $1,619,000 or 17% from $9,506,000 in 1994. This positive variation was attributable to increased additional rent from six of the Company's original acute care properties and more recently purchased properties generating additional rent for the first time in 1995.

     Other interest income increased $1,578,000 to $5,580,000 in 1995 from $4,002,000 in 1994. Other interest income in 1995 included a $2.65 million premium from the prepayment of a mortgage loan in October 1995. Other interest income in 1994 included $710,000 of fee income related to the prepayment of a construction loan in February 1994. The remaining net decrease in other interest income during 1995 resulted from a lower average construction loan balance, a lower average balance of short-term investments and a lower average balance of borrowings outstanding under revolving credit facilities provided to psychiatric hospital operators, which was partially offset by a higher average balance of direct financing leases.

     Interest expense was $27,057,000 in 1995, an increase of $956,000 or 4% from $26,101,000 in 1994. Interest expense increased as a result of higher average bank loan borrowings during 1995 and a reduction in capitalized interest in 1995 compared to 1994. This was partially offset by a reduction in interest expense on senior notes payable as a result of a $24 million maturity in May 1995.

     General and administrative expenses increased to $6,839,000 in 1995 from $5,376,000 in 1994. In the second quarter of 1994, the Company reversed $750,000 of a corporate relocation accrual recorded in the fourth quarter of 1993 after the Company decided to maintain its headquarters in Denver, Colorado. The remaining net increase in 1995 was primarily attributable to increased compensation and benefits expense and costs incurred related to financial advisory services provided to the Psychiatric Group by an investment banking firm.

     In 1994, $1,450,000 was accrued for the cost of the planned Distribution. The $300,000 of targeted stock issuance costs in 1995 was an additional accrual made in the second quarter of 1995 to reflect the increased costs of the Distribution. The increased costs primarily reflect higher legal and accounting fees and printing and shipping costs as a result of the extended filing period.

  1994 Compared to 1993

     In 1994, the Company reported net income of $9,693,000 compared with net income of $50,987,000 in 1993. Several significant items impacted net income in both 1994 and 1993. Net income in 1994 reflected a write-down of psychiatric hospital investments of $30,000,000 as a result of accelerating negative trends in the psychiatric industry. In 1994, $1,450,000 was accrued for the cost of the planned issuance of the Psychiatric Group Depositary Shares. Net income in 1993 included a gain of $19,742,000 on the sale of an acute care property in March 1993. Litigation costs were $2,234,000 in 1993 as a result of the defense and settlement of a shareholder class action lawsuit against the Company.

     Rental income was $67,732,000 in 1994, an increase of $3,177,000 or 5% from $64,555,000 in 1993. This net increase is primarily attributable to rental income from new properties acquired and various capital additions subsequent to the first quarter of 1993 partially offset by a reduction in rental income due to the previously mentioned property sale in March 1993.

     Additional rental and interest income was $9,506,000 in 1994, an increase of $172,000 or 2% from $9,334,000 in 1993. This increase is attributable to increased additional rent from six of the Company's original acute care properties and more recently purchased properties generating additional rent for the first time in 1994. This increase is net of the loss of additional rent due to the previously mentioned property sale.

     Other interest income increased $2,055,000 to $4,002,000 in 1994 from $1,947,000 in 1993. This increase resulted from higher average balances of construction loans, other notes receivable and direct financing leases in 1994 compared with 1993. In addition, 1994 included the recognition of $710,000 of fee income related to the prepayment of a construction loan in February 1994.

     Interest expense was $26,101,000 in 1994, a decrease of $1,168,000 or 4% from $27,269,000 in 1993. An equity offering in July 1993 resulted in lower average short-term borrowings during 1994 compared with 1993. A higher level of construction in progress during 1994 compared with 1993 resulted in an increase in capitalized interest. In addition, the Company prepaid mortgage notes payable of $14.4 million in February 1994.

     General and administrative expenses decreased to $5,376,000 in 1994 from $6,437,000 in 1993. The decrease for 1994 was attributable to the reversal of $750,000 of a corporate relocation accrual recorded in the fourth quarter of 1993, after the Company decided to maintain its headquarters in Denver, Colorado. This was partially offset by higher expense from the Company's stock incentive plans and increased shareholder reporting and distribution costs in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1996, the Company had commitments of $21.1 million to fund real estate and related investments over approximately the next fifteen months. Aggregate unfunded commitments under revolving credit agreements provided to psychiatric hospital operators totaled $1.5 million as of December 31, 1996.

     The Company has continued to increase its liquidity and enhance its financial flexibility. In October 1995, the Company received $29.2 million as proceeds from the payoff of its interest in a mortgage loan and completed an offering of 2,500,000 additional shares of Core Group Common Stock resulting in net proceeds of $50.3 million. In December 1995, the Company closed on the Credit Facility, which matures on December 27, 1998. As of December 31, 1996, the Company had $48.5 million of borrowings under the Credit Facility and had $1.5 million in cash and short-term investments. The Company's total indebtedness as of December 31, 1996 was $207.1 million. The Company will utilize the Credit Facility to fund future acquisitions and its other commitments. The Company may incur additional indebtedness if the Company determines that opportunities to pursue such transactions would be attractive. The Company currently believes it has sufficient capital to meet its commitments and that its cash flow and liquidity will continue to be sufficient to fund current operations and to provide for the payment of dividends to stockholders in compliance with the applicable sections of the Internal Revenue Code of 1986, as amended, governing real estate investment trusts.

                            BUSINESS AND PROPERTIES

     American Health Properties, Inc. is a self-administered real estate investment trust that commenced operations in 1987. The Company has investments in health care facilities that are operated by qualified third party health care providers, as well as a medical office building. The Company has separated its business and properties into two distinct business units (i) the Core Group, which includes the Company's acute care hospitals, rehabilitation hospitals, assisted living facilities, long-term acute care facility, long-term care facilities, medical office building and Alzheimer's care facilities and (ii) the Psychiatric Group, which includes all of the Company's investments in psychiatric hospitals.

     The Company's current portfolio of investments consists of 13 acute care hospitals, three psychiatric hospitals owned by the Company, two mortgage loans secured by psychiatric hospitals, three rehabilitation hospitals, four assisted living facilities, one long-term acute care hospital (currently under construction), four long-term care facilities, one medical office building and two Alzheimer's care facilities (one of which is currently under construction). As of September 30, 1996, the net book value of the Company's total assets was $579.1 million. As of September 30, 1996, 93% of the net book value of the Company's real estate assets was held in fee and 7% was held as mortgage or construction financing.

THE CORE GROUP

     The Core Group's current portfolio of investments consists of 13 acute care hospitals, three rehabilitation hospitals, four assisted living facilities, one long-term acute care hospital (currently under construction), four long-term care facilities, a medical office building and two Alzheimer's care facilities (one of which is currently under construction). As of September 30, 1996, the net book value of the Core Group's total assets was $529.6 million. Of the Core Group's real estate assets at that date, 84% in net book value represented the acute care segment, 6% represented the rehabilitation segment, 4% represented the assisted living segment, 3% represented the long-term care segment, 2% represented the medical office building and 1% represented the Alzheimer's care segment. In addition, at September 30, 1996, the Core Group had funded $1.1 million out of a total commitment of $4.4 million related to an Alzheimer's care facility under construction. As of September 30, 1996, all of the Core Group's real estate assets were held in fee. As of December 31, 1996, the Core Group had funded $2.0 million of a $6.2 million project for the acquisition and renovation of an existing property in Amarillo, Texas to be operated as a long-term acute care facility.

     The Core Group's facilities are diversified geographically across 15 states, are distributed among large and small population centers, and are operated by 13 experienced management companies. These operators include the following companies or their subsidiaries: Tenet Healthcare Corporation ("Tenet," formerly American Medical International, Inc.), Columbia/HCA Healthcare Corporation, Paracelsus Healthcare Corporation, Community Health Systems, Inc. (formerly Dynamic Health, Inc.), PrimeCare International, Inc., Horizon/CMS Healthcare Corporation (formerly Continental Medical Systems, Inc.), Emeritus Corporation, Unison HealthCare Corporation (formerly Signature Health Care Corporation), Shannon Health System, HealthSouth Corporation, CDM/WestMar, Autumn Hills and Spectrum Comprehensive Care, Inc. Facilities operated by Tenet represented 55% of the Core Group's total revenues for the nine months ended September 30, 1996.

     Approximately 75% of the Core Group's property revenues for the nine months ended September 30, 1996 were secured by corporate guarantees of these operating companies or their subsidiaries. Also, as of September 30, 1996, letters of credit from commercial banks and cash deposits aggregating $16 million were available to the Core Group as security for lease financings. Leases for 16 of the Core Group's facilities, representing 70% of the Core Group's property revenues for the nine months ended September 30, 1996, contain cross-default provisions.

  The Core Group Facilities

     The Company's 28 Core Group facilities consist of 13 acute care hospitals (the "Acute Care Hospitals"), three rehabilitation hospitals (the "Rehabilitation Hospitals"), four assisted living facilities (the "Assisted Living Facilities"), one long-term acute care hospital (currently under construction) (the "Long-Term Acute Care Hospital"), four long-term care facilities (the "Long-Term Care Facilities"), a medical office building and two Alzheimer's care facilities (one of which is under construction) (the "Alzheimer's Care Facilities" and together, the "Core Group Facilities"). All of the Core Group Facilities are owned by the Company.

     Acute Care Hospitals. The Acute Care Hospitals provide a wide range of services, which may include fully-equipped operating and recovery rooms, obstetrics, radiology, intensive care, open-heart surgery and coronary care, neurosurgery, neonatal intensive care, magnetic resonance imaging, nursing units, oncology, clinical laboratories, respiratory therapy, physical therapy, nuclear medicine, rehabilitation services and outpatient services.

     Rehabilitation Hospitals. The Rehabilitation Hospitals provide acute rehabilitation care on a multidisciplinary, physician-directed basis to severely disabled patients. In addition to general medical rehabilitation programs, the Rehabilitation Hospitals offer a number of specialty programs, including pulmonary, ventilator, neurobehavioral, brain injury and pain programs. Each of the Rehabilitation Hospitals is operated pursuant to a joint venture between a publicly-held, national rehabilitation hospital operator and a local health care provider.

     Assisted Living Facilities. The Assisted Living Facilities provide a special combination of housing, supportive services, personalized assistance and health care services designed to respond to the individual needs of the elderly and other persons who require help with activities of daily living. These services are available 24 hours a day to meet both scheduled and unscheduled needs in a way that promotes maximum dignity and independence for each resident.

     Long-Term Acute Care Hospital. The Long-Term Acute Care Hospital provides care for patients with complex medical conditions that require more intensive care, monitoring, or emergency back-up than that available in most skilled nursing-based subacute programs. Most Long-Term Acute Care Hospital patients have severe chronic health problems and are medically unstable or at risk of medical instability. These patients have historically been treated in general acute care hospitals. The most common cases treated in this setting include high acuity ventilator-dependent patients and patients with multiple system failures related to cancer, spinal cord injuries or head injuries. The average length of stay in this setting commonly ranges from 60 to 90 days.

     Long-Term Care Facilities. The Long-Term Care Facilities are skilled nursing centers that provide a broad range of health care services, including skilled nursing care, subacute care, rehabilitation therapy and other specialized services to the elderly and to other patients with medically complex needs who can be cared for outside of the acute care hospital environment and generally cannot be efficiently and effectively cared for at home.

     Medical Office Building. The Company owns a 60,000 square-foot medical office building located in Murrieta, California known as Walsh Medical Arts Center. The medical office building is located across the street from Sharp Healthcare Murrieta, a developing medical campus that includes 49 acute care beds and 42 skilled nursing beds operated by Sharp Healthcare system of San Diego.

     Alzheimer's Care Facilities. The Alzheimer's Care Facilities have a strong health care orientation rather than the more customary residential care orientation.

     The following is a listing of the Core Group portfolio of investments as of September 30, 1996.

                             CORE GROUP FACILITIES

                                                                                  YEAR                      ANNUAL      INITIAL
                                                                                ACQUIRED/       TOTAL        BASE        TERM
DESCRIPTION & LOCATION                              OPERATOR                     FUNDED     INVESTMENT(1)   RENT(2)   OF LEASE(3)
----------------------                              --------                    ---------   -------------   -------   -----------
                                                                                             (DOLLARS IN THOUSANDS)
ACUTE CARE HOSPITALS
Chesterfield General Hospital             Community Health Systems, Inc.           1995       $  11,407     $ 1,238       2005
  Cheraw, South Carolina
Cleveland Regional Medical Center         Community Health Systems, Inc.           1994           8,300         812       2003
  Cleveland, Texas
Desert Valley Hospital                    PrimeCare International, Inc.            1994          24,000       2,654       2004
  Victorville, California
Frye Regional Medical Center              Tenet Healthcare Corporation             1987          45,449       5,265       1999
  Hickory, North Carolina
Irvine Medical Center                     Tenet Healthcare Corporation             1991          75,000      10,057       2004
  Irvine, California
Kendall Regional Medical Center           Columbia/HCA Healthcare Corporation      1987          69,012       7,884       1999
  Miami, Florida
Lucy Lee Hospital                         Tenet Healthcare Corporation             1987          23,566       2,731       1999
  Poplar Bluff, Missouri
Marlboro Park Hospital                    Community Health Systems, Inc.           1995           7,793         845       2005
  Bennettsville, South Carolina
North Fulton Medical Center               Tenet Healthcare Corporation             1987          46,191       5,471       1999
  Roswell, Georgia
Palm Beach Gardens Medical Center         Tenet Healthcare Corporation             1987          45,648       5,283       1999
  Palm Beach Gardens, Florida
Pioneer Valley Hospital                   Paracelsus Healthcare Corporation        1996          49,890       7,051       2004
  West Valley City, Utah
Shannon Medical Center,                   Shannon Health System                    1991          16,452       1,478       2001
  St. John's Campus
  San Angelo, Texas
Tarzana Regional Medical Center           Tenet Healthcare Corporation             1987          73,700       8,308       2004
  Tarzana, California
                                                                                              ---------     -------
        Total Acute Care Hospitals                                                            $ 496,408     $59,077
                                                                                              =========     =======
REHABILITATION HOSPITALS
HCA Wesley Rehabilitation                 Horizon/CMS Healthcare Corporation       1992       $  14,597     $ 1,615       2002
  Hospital Corporation
  Wichita, Kansas
MountainView Regional                     HealthSouth Corporation                  1991          11,718       1,358       2001
  Rehabilitation Hospital
  Morgantown, West Virginia
Northwest Arkansas                        Horizon/CMS Healthcare Corporation       1991           9,086       1,064       2001
  Rehabilitation Hospital
  Fayetteville, Arkansas
                                                                                              ---------     -------
        Total Rehabilitation Hospitals                                                        $  35,401     $ 4,037
                                                                                              =========     =======
ASSISTED LIVING FACILITIES
Cambria Lodge                             Emeritus Corporation                     1996       $   5,182     $   544       2006
  El Paso, Texas
Garrison Creek Lodge                      Emeritus Corporation                     1996           5,648         593       2006
  Walla Walla, Washington
Sherwood Place                            Emeritus Corporation                     1996           5,034         529       2006
  Odessa, Texas
Summer Wind Residence                     Emeritus Corporation                     1995           3,000         315       2005
  Boise, Idaho
                                                                                              ---------     -------
        Total Assisted Living Facilities                                                      $  18,864     $ 1,981
                                                                                              =========     =======

                                                                                  YEAR                      ANNUAL      INITIAL
                                                                                ACQUIRED/       TOTAL        BASE        TERM
DESCRIPTION & LOCATION                              OPERATOR                     FUNDED     INVESTMENT(1)   RENT(2)   OF LEASE(3)
----------------------                              --------                    ---------   -------------   -------   -----------
                                                                                             (DOLLARS IN THOUSANDS)
LONG-TERM ACUTE CARE HOSPITAL
Comprehensive Care Hospital of Amarillo(4) Spectrum Comprehensive Care, Inc.       1996       $   6,200     $   620       2007
                                                                                              =========     =======
  Amarillo, Texas
LONG-TERM CARE FACILITIES
Arkansas Manor                            Unison HealthCare Corporation            1995       $   4,066     $   406       2005
  Denver, Colorado
Cornerstone Care Center                   Unison HealthCare Corporation            1995           4,856         485       2005
  Lakewood, Colorado
Douglas Manor                             Unison HealthCare Corporation            1995           2,621         254       2005
  Douglas, Arizona
Safford Care Center                       Unison HealthCare Corporation            1995           4,934         478       2005
  Safford, Arizona
                                                                                              ---------     -------
        Total Long-Term Care Facilities                                                       $  16,477     $ 1,623
                                                                                              =========     =======
MEDICAL OFFICE BUILDING
Walsh Medical Arts Center                 CDM/WestMar                              1994       $   8,800     $   956       2003
                                                                                              =========     =======
  Murrieta, California
ALZHEIMER'S CARE FACILITIES
Pinehaven I Alzheimer's Community         Autumn Hills(5)                          1995       $   3,700     $   353       2005
  Houston, Texas
Pinehaven II Alzheimer's Community(4)     Autumn Hills(5)                          1996           4,424         465       2007
  Sugarland, Texas
                                                                                              ---------     -------
        Total Alzheimer's Care Facilities                                                     $   8,124     $   818
                                                                                              =========     =======
          CORE GROUP PORTFOLIO TOTAL                                                          $ 590,274     $69,112
                                                                                              =========     =======

---------------
(1) Reflects gross investment, except for facilities under construction, for which the Company's total investment commitment is reflected.

(2) Reflects contract rate of annual base rent received or estimated to be received upon completion of construction.

(3) Each lease provides the lessee with renewal options to extend the term of the lease beyond the primary term.

(4) Currently under construction.

(5) Autumn Hills is the operator of these facilities. MQ Development I, L.P. is the lessee of Pinehaven I and MQ Development II, L.P. is the lessee of Pinehaven II.

THE PSYCHIATRIC GROUP

     The Psychiatric Group's portfolio of psychiatric hospital investments consists of three psychiatric hospitals owned by the Company and two mortgage loans secured by psychiatric hospitals (the "Psychiatric Hospitals"). As of September 30, 1996, the net book value of the Psychiatric Group total assets was $63.8 million. Of the Psychiatric Group's real estate assets at that date, 35% in net book value were held in fee and 65% in net book value were held as mortgages.

     The Psychiatric Hospitals provide a wide range of inpatient and outpatient care for children, adolescents and adults, including specialized care relating to eating disorders, substance abuse and psychiatric illness. Fundamental changes in the psychiatric industry in recent years have reduced the operating cash flow at the Psychiatric Hospitals. These changes have had, and may continue to have, an adverse effect on the results of operations of the Psychiatric Hospital operators and borrowers. As a result, certain of the Psychiatric Hospital operators have had, and may continue to have, difficulty meeting their payment obligations to the Psychiatric Group. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of
Operations -- Operating Results -- Future Operating Results" incorporated by reference in the accompanying Prospectus.

     The following is a listing of the current Psychiatric Group portfolio of investments as of September 30, 1996.

                          PSYCHIATRIC GROUP HOSPITALS

                                                                                                               INITIAL
                                                                      YEAR                        ANNUAL        TERM
                                                                    ACQUIRED/       TOTAL       BASE RENT/    OF LEASE/
DESCRIPTION & LOCATION                      OPERATOR                 FUNDED     INVESTMENT(1)   INTEREST(2)  MORTGAGE(3)
----------------------                      --------                ---------   -------------   ----------   -----------
                                                                                   (DOLLARS IN THOUSANDS)
Four Winds Psychiatric Hospital(4)  Four Winds, Inc.                   1988        $27,600        $3,708         2002
  Katonah, New York
Four Winds Psychiatric Hospital(4)  FW of Saratoga, Inc.               1989         18,154         2,257         1999
  Saratoga Springs, New York
      Less: Mortgage note
        receivable impairment
        reserve                                                                     (7,950)
Northpointe Behavioral Health       Quorum Health Resources, Inc.      1990          6,523           600         2000
  System(5)(6)
  Tarpon Springs, Florida
The Retreat(5)(6)                   Quorum Health Resources, Inc.      1990         11,934         1,100         2000
  Sunrise, Florida
Rock Creek Center(6)                DHP, L.P.                          1989          6,505         1,000         1997
  Lemont, Illinois
                                                                                   -------        ------
        Total Psychiatric Hospitals                                                $62,766        $8,665
                                                                                   =======        ======

---------------
(1) Reflects gross investment less write-downs.

(2) Reflects contract rate of annual base rent or interest.

(3) Each lease and mortgage provides the lessee or borrower with renewal options to extend the term of the lease or mortgage beyond the primary term.

(4) Investment held in the form of a mortgage rather than owned by the Company.

(5) Quorum is the operator of these facilities. The Anclote Psychiatric Hospital, Ltd. is the lessee of Northpointe Behavioral Health System and The Retreat Psychiatric Hospital, Ltd. is the lessee of The Retreat.

(6) Actual rent received for the nine months ended September 30, 1996 for Northpointe Behavioral Health System, The Retreat and Rock Creek Center was $50,000, $825,000 and $458,000, respectively.

LEASES AND MORTGAGE LOANS

     The Company owns the 13 Acute Care Hospitals, three of the Psychiatric Hospitals, the three Rehabilitation Hospitals, the four Assisted Living Facilities, one long-term acute care hospital (currently under construction), the four Long-Term Care Facilities, a medical office building and the two Alzheimer's Care Facilities (one of which is currently under construction), which are collectively referred to herein as the "Leased Properties" or individually as a "Leased Property".

     The leases for the Leased Properties provide for base rental rates that generally range from 9.0% to 13.4% per annum of the acquisition price less write-downs of the related Leased Property. Rental rates vary by lease, taking into consideration many factors, including, but not limited to, credit of the lessee, operating performance of the Leased Property, interest rates, and location, type and physical condition of the Leased Property. The leases provide for additional rents that are generally based upon a percentage of increased revenues over specified base period revenues of the related Leased Properties.

     The obligations under the leases are generally guaranteed by the parent corporation of the lessee, if the lessee is a subsidiary, or have some other form of credit enhancement such as a letter of credit or a security deposit. Certain of the Company's leases are with subsidiaries of the operators described above and are non-recourse to such operators. Approximately 67% of the Company's property revenues for the nine months ended September 30, 1996 were secured by corporate guarantees. Also, as of September 30, 1996, letters of credit from commercial banks and cash deposits aggregating $18 million were available to the Company as security for lease and construction development obligations.

     The leases are on a "triple net" basis, and the lessee is responsible thereunder for all additional charges, including every fine, penalty, interest and cost that may be levied for non-payment or late payment thereof, for taxes, assessments, levies, fees, water and sewer rents and charges, all governmental charges with respect to the Leased Property and all utility and other charges incurred in the operation of the Leased Property. Each lessee is required, at its expense, to maintain the Leased Property in good order and repair. The Company is not required to repair, rebuild or maintain the Leased Properties.

  Core Group Facilities

     Acute Care Hospitals. The Acute Care Hospital leases provide for a fixed term of ten to 17 years and one or more renewal options of from five to ten years each. In addition to monthly base rent, all of the Acute Care Hospital leases provide for the quarterly payment of additional rent in an amount equal to (i) a specified percentage of the amount by which the gross revenues (as defined) attributable to the Leased Property for the year exceeded the gross revenues derived from such Leased Property during a specified base year ("Excess Gross Revenues") up to a designated dollar amount (the "Transition Amount"). Should the Transition Amount be reached in any year, additional rent is equal to a reduced percentage of the Excess Gross Revenues for the remainder of such year.

     Pursuant to the terms of the Acute Care Hospital leases, the Company has the right to approve capital expenditures (only in excess of $2 million for certain leases), the option to fund certain capital expenditures under some of the leases and, in certain situations, is obligated to fund approved capital expenditures on terms comparable to the original investment. The base and additional rent provisions of leases are amended when such capital expenditures are funded to reflect the Company's increased investment.

     Six of the Acute Care Hospitals are operated by subsidiaries of American Medical International, Inc. ("AMI"), a subsidiary of Tenet, under long-term leases with the Company, which comprised 55% of the Core Group's total revenues for the nine months ended September 30, 1996. AMI has guaranteed certain obligations of its subsidiaries under such leases and each such lease is cross-defaulted to the other AMI leases. Five of the AMI leases grant to AMI the option, exercisable on not less than six months nor more than 24 months notice, to purchase the Leased Property upon the expiration of any term of the lease at the Fair Market Value of the Leased Property at the expiration of said term. Four of these leases with purchase options expire in 1999 and one of such leases expires in 2004. For purposes of the second preceding sentence, "Fair Market Value" means the price that a willing buyer not compelled to buy would pay to a willing seller not compelled to sell for such property at the applicable expiration less the portion of such price attributable to capital additions paid for by AMI. The determination of such price will take into account (i) that the applicable lease is assumed not to be in effect on the Leased Property and (ii) that the seller of such Leased Property must pay for title insurance and closing costs.

     One of the other Acute Care Hospital leases provides the lessee with an option to purchase the property at the end of the term of the lease at the fair market value of the Leased Property. Three of the leases generally provide the lessee with an option to purchase the property at the end of the term of the lease at the greater of the fair market value (or some percentage thereof) or total investment cost (as defined). One of the leases provides the lessee with a purchase option, on or after the fifth anniversary of the lease, at the greater of fair market value or total investment cost (as defined). One of the leases provides the lessee with a purchase option during the term of the lease at a predetermined purchase price designed to provide the Company with a favorable total return on its investment. In addition, this lease provides the lessee with an option to purchase the property at the end of the term of the lease at the greater of 90% of the fair market value of the Leased Property or 125% of the total investment cost (as defined).

     One of the Acute Care Hospitals is operated by a subsidiary of Paracelsus Healthcare Corporation ("Paracelsus") under a long-term lease with the Company, which comprised 9% of the Core Group's total revenues for the nine months ended September 30, 1996.

     Rehabilitation Hospitals. The Rehabilitation Hospital leases provide for an initial term of ten years and three renewal periods of five years each, except in the case of the MountainView Regional Rehabilitation Hospital lease, which provides for two renewal periods of ten years each and a third renewal period of up to fifteen years. In addition to monthly base rent, the Rehabilitation Hospital leases provide for the quarterly payment of additional rent in an amount equal to a specified percentage of Excess Gross Revenues. The Rehabilitation Hospital leases each grant to the operator the option to purchase the Rehabilitation Hospital upon expiration of any term of the lease at the greater of the fair market value of, or the Company's cost basis in, the Rehabilitation Hospital at the expiration of said term.

     Assisted Living Facilities. The Assisted Living Facility leases provide for a ten year initial term with six renewal periods of five years each. Each of the four Assisted Living Facilities is operated by an affiliate of Emeritus Corporation ("Emeritus") and all of the facilities are cross-defaulted. The Assisted Living Facility leases provide for monthly base rent plus additional rent payable quarterly in an amount equal to the sum of (i) the additional rent for the immediately preceding year and (ii) an amount equal to a specified percentage of the sum of base rent and additional rent payable for the immediately preceding year. The leases provide the tenant with the option to purchase the property at the end of the fixed term or at the end of any extended term at the greater of (i) fair market value minus the tenant's share of the appreciation amount (as defined) less the fair market value of any improvements funded by the tenant or (ii) the Company's total investment (as defined).

     Long-Term Acute Care Hospital. The Company has recently entered into an agreement with Spectrum Comprehensive Care, Inc. ("Spectrum") to provide construction financing for a facility in Amarillo, Texas. The Company will purchase the facility and enter into a ten-year lease with Spectrum upon its completion. The lease will provide for monthly payments of base rent along with quarterly payments of additional rent in an amount equal to four percent of Excess Gross Revenues. The participation rate in Excess Gross Revenues drops to one percent upon reaching a predetermined rate of return. The lease will provide the tenant with three renewal terms of ten years each and the option to purchase the property at the end of the fixed term or at the end of any extended term at the greater of (i) fair market value or (ii) the Company's total investment (as defined). The lease will be guaranteed by Spectrum.

     Long-Term Care Facilities. The Long-Term Care Facility leases provide for an initial term of ten years and three renewal periods of ten years each. Each of the four Long-Term Care Facilities is operated by an affiliate of Unison Healthcare Group, Inc. (formerly Signature Health Care Corporation) ("Unison") and all of the facilities are cross-defaulted. Additionally, the obligations under each lease are guaranteed by Unison and an affiliate of Unison. The leases provide for a monthly base rent plus additional rent payable quarterly in an amount equal to the sum of (i) additional rent for the immediately preceding year and (ii) an amount equal to a specified percentage of the sum of base rent and additional rent payable for the immediately preceding year. Each of the Long-Term Care Facility leases provides the tenant with an option to purchase the property at the end of the fixed term or the end of any extended term at the greater of fair market value or the total investment cost (as defined), provided that the option to purchase the property is simultaneously exercised on each of the four Long-Term Care Facilities. The leases also provide the tenant with a right of first refusal to purchase the property on the same terms and conditions as received by and acceptable to the Company.

     Medical Office Building. The medical office building is master-leased for a seven-year remaining term to a partnership consisting of 22 physicians who are the primary tenants of the building.

     Alzheimer's Care Facilities. The Alzheimer's Care Facility leases provide for a ten-year initial term with three renewal periods of ten years each. The Company is currently providing construction financing for one of the Alzheimer's Care Facilities and will enter into a ten-year operating lease for such facility upon completion with the lessee of the other Alzheimer's Care Facility. The leases relating to the Alzheimer's Care Facilities will be cross-defaulted to each other. The Alzheimer's Care Facility leases provide or will provide for monthly base rent plus additional rent payable quarterly in an amount equal to the sum of (i) additional rent for the immediately preceding year and (ii) an amount equal to a specified percentage of the sum of base rent and additional rent payable for the immediately preceding year. The leases provide or will provide the tenant with the option to purchase the property at the end of the fixed term or at the end of any extended term at a purchase price equal to the greater of the fair market value or total investment cost (as defined).

  Psychiatric Group Facilities

     Psychiatric Hospitals. The leases for two of the owned Psychiatric Hospitals provide for an initial term expiring in 2000 with three renewal periods for ten years each. The lease for the third owned Psychiatric Hospital has an initial term expiring in 1997 with one renewal period for five years and two renewal periods for ten years each. In addition to monthly base rent, the leases provide for the quarterly payment of additional rent in an amount equal to a specified percentage of Excess Gross Revenues.

     The Company has made mortgage loans to two of the Psychiatric Hospitals. The two mortgage loans are secured by first mortgages and security interests in the two separate Psychiatric Hospitals. The two loans are also cross-collateralized. The two mortgage loans have an initial term of ten years with two optional ten-year extension terms. Pursuant to the terms of the mortgage loans, the Company may receive additional interest each year in an amount equal to a specified percentage of Excess Gross Revenues.

     Continuing challenges facing psychiatric hospitals have resulted in restructuring of the payment obligations of the operators of the Company's Psychiatric Hospitals during 1996, as well as significant write-downs of such investments in prior years. In addition, late in 1996 the owners of two of the Company's Psychiatric Hospitals in Florida, together with other operators of psychiatric hospitals in Florida, were named in a suit filed by several large insurance companies. The suit alleges wide-spread irregularities with respect to operations in 1994 and prior years by the former operator of these facilities. Adverse consequences from this lawsuit will likely have a negative impact on the Psychiatric Group's results of operations and cash flows as well as its quarterly dividend payment. The Company does not believe this litigation will have a material adverse effect on the financial condition or results of operations of the consolidated Company or the Core Group.

     For a fuller discussion of the restructuring of the Company's Psychiatric Group investments during 1996 and certain issues facing the operators of the Company's Psychiatric Group Facilities, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of
Operations -- Operating Results -- Future Operating Results" set forth in the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1996 incorporated by reference in the accompanying Prospectus.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, insofar as such description relates to the Notes, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary is qualified in its entirety by reference to the Senior Indenture referred to in the Prospectus. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

GENERAL

     The Notes due 2002 and the Notes due 2007 will be issued as two separate
series of Senior Securities under an Indenture, dated as of               ,
1997, between the Company and             , as Trustee (the "Senior Indenture").
The Notes due 2002 and the Notes due 2007 will each be limited in aggregate principal amount to $100 million. The Notes due 2002 and the Notes due 2007 will
mature on               , 2002 and 2007, respectively. The Notes due 2002 and
the Notes due 2007 will bear interest from               , 1997 at the
respective rates per annum shown on the front cover of this Prospectus
Supplement payable semi-annually on               and               of each
year, commencing               , 1997 to the person in whose name the Note (or
any predecessor) is registered at the close of business on the               or
              , as the case may be, next preceding such interest payment date. The Notes will be unsecured and unsubordinated obligations of the Company.

CERTAIN COVENANTS; DEFEASANCE

     The Notes are entitled to the benefits of certain restrictive covenants and are subject to defeasance and covenant defeasance as described in the Prospectus under the captions "Description of Debt Securities -- Certain Covenants of the Company" and "-- Defeasance and Covenant Defeasance".

SINKING FUND

     The Notes are not entitled to any sinking fund payments.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of
(i) the principal amount of the Notes (or portion thereof) being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to the Notes (or portion thereof) (the "Redemption Price").

     If notice has been given as provided in the Senior Indenture and funds for the redemption of any Notes (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such Notes (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes (or any portion thereof) will be given to Holders at their addresses, as shown in the security register for such Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     The Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such Notes to be redeemed and their redemption date. If less than all of the Notes are to be redeemed at the option of the Company, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes to be redeemed in whole or in part.

     As used herein:

          "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

          "Reinvestment Rate" means      % plus the arithmetic mean of the
     yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

          "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication that is published weekly by the Federal Reserve System and that establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Senior Indenture, then such other reasonably comparable index that shall be designated by the Company.

BOOK-ENTRY DELIVERY AND FORM

     Upon issuance, the Notes of each series will be represented by one or more fully registered global securities (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in registered form, no Global Note may be transferred except as a whole by or to the Depositary, a nominee of the Depositary or any successor to either of them.

     The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities. The Depositary's Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, including the Underwriters. The

Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

     Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the records of the Depositary. The ownership interest of each actual purchaser of each Note (a "Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which each such Beneficial Owner entered into the transaction. Ownership of beneficial interests in Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of persons held through Direct Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

     So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Senior Indenture. Except as provided below, Beneficial Owners of a Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form, and will not be considered the owners or Holders thereof under the Senior Indenture (Sections 204 and 305). Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such Person is not a Direct Participant, on the procedures of the Direct Participant through which such Person owns its interest, to exercise any rights of a Holder under the Senior Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that a Beneficial Owner desires to give or take any action that a Holder is entitled to give or take under the Senior Indenture, the Depositary would authorize the Direct Participants holding the relevant beneficial interests to give or take such action, and such Direct Participants would authorize or otherwise would act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Payment of the principal of, and interest on, Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the Holder of the Global Note or Notes representing such Notes. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of a Global Note, will credit the accounts of the Direct Participants with payments in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Notes as shown on the record of the Depositary. The Company also expects that payments by Direct Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and such payments will be the responsibility of such Direct Participants.

     If (x) the Depositary is at any time unwilling or unable to continue as Depositary or at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or (y) the Company executes and delivers to the Trustee a Company Order to the effect that the Global Notes shall be transferable, registrable and exchangeable, and such transfers shall be registrable, or (z) an Event of Default has occurred and is continuing with respect to the Notes, the Global Note or Notes will be exchangeable for Notes registered only in the name or names of such Person or Persons as the Depositary for such Global Note shall have directed.

                       DESCRIPTION OF OTHER INDEBTEDNESS

CREDIT FACILITY

     On December 27, 1995, the Company entered into a $150 million unsecured revolving credit facility with Wells Fargo Bank, N.A., as arranger, and the lenders signatory thereto, which matures on December 27, 1998 and bears an annual facility fee of 20 to 37.5 basis points. The Credit Facility provides for interest on outstanding borrowings at either LIBOR plus a margin of 37.5 to 150 basis points or the prime rate plus, in certain circumstances, a margin of 25 to 50 basis points. The margins on LIBOR or prime rate borrowings and the annual facility fee are dependent upon various conditions, including the Company's debt ratings and the level of borrowings outstanding. Currently, the Company is able to borrow at either LIBOR plus 87.5 basis points or the prime rate, and the annual facility fee is 25 basis points.

     The weighted average amount of borrowings outstanding under the Company's revolving credit agreements during 1995 and for the nine months ended September 30, 1996 were $27,467,000 and $12,918,000 at weighted average interest rates of 7.5% and 6.4%, respectively. The maximum amount outstanding under such agreements in 1995 and for the nine months ended September 30, 1996 were $73,000,000 and $53,000,000, respectively. As of September 30, 1996, the Company had $51,500,000 outstanding under the Credit Facility.

     The Credit Facility contains customary affirmative and restrictive covenants that, among other things, limit the Company and its subsidiaries with respect to effecting fundamental changes to the corporate structure or line of business, indebtedness, liabilities, liens, dividends, loans, investments and purchases, certain Company contribution commitments to employee retirement plans and sales of assets. The Company also covenants to maintain a minimum tangible net worth (currently approximately $299.2 million), an interest coverage ratio greater than 2.50 and a leverage ratio less than 1.10, as defined in the Credit Facility.

     The Credit Facility contains customary events of default, including, among other things, and subject to applicable grace periods, other indebtedness payment defaults, material misrepresentations, covenant defaults, certain bankruptcy events and judgment defaults.

SENIOR NOTES PAYABLE

     In May 1989 the Company sold $120 million of 11.40% Series B Senior Notes in a private placement. As provided under the terms of the note agreement with respect thereto, the interest rates on these notes were automatically adjusted to 11.45% effective October 25, 1989, concurrent with the downgrading of AMI's publicly-rated unsecured senior debt obligations. In the event that such AMI debt obligations are subsequently upgraded to an investment grade rating, the interest rate on the Series B Senior Notes automatically will readjust to 11.40%. Interest is payable quarterly in arrears. The remaining $72 million of Series B Senior Notes require annual principal payments of $24 million on May 31, 1997 through maturity on May 31, 1999.

     In September 1990, the Company sold $100 million of 10.41% Senior Notes in a private placement. Interest on these notes is payable semi-annually in arrears. The remaining $80 million of 10.41% Senior Notes require annual principal payments of $20 million on September 15, 1997 through maturity on September 15, 2000.

     The net proceeds from the Offering, together with reborrowings under the Credit Facility if necessary, will be used to prepay the entire outstanding aggregate principal amount of the Series B Senior Notes and the 10.41% Senior Notes.

SUBORDINATED CONVERTIBLE BONDS PAYABLE

     In July 1990, the Company sold the Swiss Bonds pursuant to a public subscription. The Swiss Bonds have a coupon rate of 8 1/2% and are convertible at the option of the holder at any time until

July 9, 2000 into shares of Core Group Common Stock at a conversion price of $23.45 per share and a fixed exchange rate of Sfr. 1.41 per U.S. $1.00. For the nine months ended September 30, 1996, no conversions of Swiss Bonds were made. Final redemption of the 1,491 remaining Swiss Bonds will be made in U.S. dollars of $7,455,000 on July 19, 2000 provided additional conversions or redemption have not occurred earlier.

     Interest on outstanding Swiss Bonds is payable annually in arrears in Swiss francs in July of each year. Accrued and accreted interest is not paid on Swiss Bonds previously converted into Core Group Common Stock. The Company has reserved approximately 225,000 unissued shares of Core Group Common Stock for potential future Swiss Bond conversions.

     The Public Bond Issue Agreement (the "Bond Agreement") between the Company and a syndicate of Swiss banks underwriting the public subscription contains certain representations and warranties, including among other things, no material misrepresentations, compliance with other debt and contractual instruments and general compliance with the terms of the Bond Agreement. The Swiss Bonds also contain certain covenants, as defined in the Bond Agreement, that require the Company to maintain a tangible net worth of $125 million, a real property assets to total unsecured borrowings ratio greater than 110% and a consolidated total borrowings to consolidated tangible net worth ratio less than 2.0.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement
and the Pricing Agreement for the Notes due 2002 dated           , 1997, the
Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes due 2002 set forth opposite its name below:

                                                                         PRINCIPAL
                                                                         AMOUNT OF
                                 UNDERWRITER                           NOTES DUE 2002
        -------------------------------------------------------------  --------------
        Goldman, Sachs & Co. ........................................   $
        Alex. Brown & Sons Incorporated..............................
        Dean Witter Reynolds Inc. ...................................
                                                                         ------------
                  Total..............................................   $ 100,000,000
                                                                         ============

     Subject to the terms and conditions set forth in the Underwriting Agreement
and the Pricing Agreement for the Notes due 2007 dated           , 1997, the
Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes due 2007 set forth opposite its name below:

                                                                         PRINCIPAL
                                                                         AMOUNT OF
                                 UNDERWRITER                           NOTES DUE 2007
        -------------------------------------------------------------  --------------
        Goldman, Sachs & Co. ........................................   $
        First Union Capital Markets Corp. ...........................
        NationsBanc Capital Markets, Inc. ...........................
                                                                         ------------
                  Total..............................................   $ 100,000,000
                                                                         ============

     The Underwriters of the Notes due 2002 and the Underwriters of the Notes due 2007 are referred to collectively in this Prospectus Supplement as the "Underwriters." References herein to the "relevant Underwriting Agreement," the "relevant Pricing Agreement" and the "relevant Underwriters" means, with respect to any series of Notes, the Underwriting Agreement and Pricing Agreement for such Notes and the Underwriters thereunder.

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement for each series, the relevant Underwriters are committed to take and pay for all of the Notes of such series, if any are taken.

     The relevant Underwriters propose to offer the Notes of each series in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement for such series and in part to certain
securities dealers at such price less a concession of      % of the principal
amount of the Notes due 2002 and      % of the principal amount of the Notes due
2007. The relevant Underwriters may allow, and such dealers may reallow, a
concession not to exceed      % of the principal amount of the Notes due 2002
and      % of the principal amount of the Notes due 2007 to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the relevant Underwriters.

     The Notes are new issues of securities with no established trading market. The Company has been advised by the relevant Underwriters that such Underwriters intend to make a market in the Notes of each series but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Each of the Underwriters has from time to time performed various investment banking services for the Company. Affiliates of First Union Capital Markets Corp. and NationsBanc Capital Markets,

Inc. from time to time conduct banking transactions with the Company and its subsidiaries in the normal course of business, and such affiliates are parties to the Company's Credit Facility. An amount that may exceed 10% of the net proceeds from the sale of the Notes due 2007 will be used to repay the indebtedness to such affiliates under the Credit Facility. Accordingly, the offering of the Notes due 2007 is being conducted in conformity with Rules 2710(8) and 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                             VALIDITY OF THE NOTES

     The validity of the Notes offered hereby will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado, and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

     The consolidated balance sheets of American Health Properties, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995; the combined balance sheets of the Core Group (a business unit of American Health Properties, Inc.) as of December 31, 1995 and 1994 and the related combined statements of operations, total attributed equity and cash flows for each of the three years in the period ended December 31, 1995; and the combined balance sheets of the Psychiatric Group (a business unit of American Health Properties, Inc.) as of December 31, 1995 and 1994 and the related combined statements of operations, total attributed equity and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS
                     [AMERICAN HEALTH PROPERTIES, INC. LOGO]
                                  COMMON STOCK
                                DEBT SECURITIES
                       PREFERRED STOCK, DEPOSITARY SHARES
                                    WARRANTS
                            ------------------------
    American Health Properties, Inc. (the "Company", which term refers to the Company and its subsidiaries unless the context otherwise requires) may offer from time to time (i) shares of Common Stock, par value $.01 per share ("Common Stock") of the Company, (ii) debt securities ("Debt Securities"), which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities"), consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness in one or more series, which Debt Securities may (or may not) be convertible into Common Stock, other Debt Securities, or Preferred Stock, par value $.01 per share ("Preferred Stock") of the Company or (iii) shares of Preferred Stock in one or more series, which may (or may not) be convertible into Common Stock, and depositary shares ("Depositary Shares") representing a fractional interest in a share of Preferred Stock; or (iv) warrants ("Warrants") to purchase Common Stock, Debt Securities, Preferred Stock or Depositary Shares. The foregoing securities are collectively referred to as the "Securities." The Securities will be offered at an aggregate initial offering price not to exceed U.S. $275,000,000, at prices and on terms to be determined at the time of sale.

    The accompanying Prospectus Supplement sets forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering thereof; (ii) in the case of Debt Securities, the title, aggregate principal amount, whether such Debt Securities are senior or subordinate, denominations (which may be in United States dollars or in any other currency, currencies or currency unit), maturity, premium (if any), interest rate (which may be fixed or variable) or method of calculation thereof, and time of payment of any interest, place or places where principal of (and premium, if any) and interest on such Debt Securities will be payable, the currency or currency unit in which principal, premium (if any) or interest is payable, any terms for redemption at the option of the Company or the holder of such Debt Securities, any terms for sinking fund payments, any conversion or exchange rights, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities; (iii) in the case of Preferred Stock and Depositary Shares, the designation, number of shares, stated value and liquidation preference per share, initial public offering price, dividend rate (or method of calculation), dates on which dividends will be payable and dates from which dividends will accrue, voting rights, any redemption or sinking fund provisions, any conversion or exchange rights, whether the Company has elected to offer the Preferred Stock in the form of Depositary Shares, any listing of the Preferred Stock on a securities exchange, and any other terms in connection with the offering and sale of such Preferred Stock; and (iv) in the case of Warrants, the number and terms thereof, the designation and the number of Securities issuable upon their exercise, the exercise price, any listing of the Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants. The Prospectus Supplement will also contain information, as applicable, about material United States Federal income tax, accounting and other considerations relating to the Securities in respect of which this Prospectus is being delivered.

    The Senior Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Securities will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. If so specified in the accompanying Prospectus Supplement, all or a portion of any Debt Securities may be issued in permanent global form.

    The Company's Common Stock is listed on The New York Stock Exchange, Inc. (Symbol: "AHE") and its Psychiatric Group Preferred Stock is quoted on the National Association of Securities Dealers Automated Quotations National Market (Symbol: "AHEPZ"). Any Common Stock offered hereby or into which the other Securities offered hereby are convertible will be listed, subject to notice of issuance, on The New York Stock Exchange, Inc. See "Price Range of Common Stock and Dividends."

    The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" herein. This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
         OFFENSE.
                            ------------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------
               The date of this Prospectus is September 26, 1995

     No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus or in the accompanying Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, agent or dealer. This Prospectus and the accompanying Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Securities in respect of which this Prospectus and the accompanying Prospectus Supplement is delivered or an offer of any securities in any jurisdiction to any person when such an offer would be unlawful.

     The delivery of this Prospectus together with a Prospectus Supplement relating to particular Securities shall not constitute an offer in any jurisdiction of any of the other Securities covered by this Prospectus.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed notes from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Plaza, Washington, D.C. 20549. Such reports and proxy statements can also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Company electronically files its reports, proxy statements and other information with the Commission utilizing the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, and copies of such material can be obtained electronically through EDGAR and numerous commercial sources.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     1. Annual Report on Form 10-K for the year ended December 31, 1994.

     2. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995.

     3. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995.

     4. Current Report on Form 8-K, dated August 14, 1995.

     5. Current Report on Form 8-K, dated September 22, 1995.

     6. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part of this Prospectus from the date of filing of each such document.

     Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner of Securities, to whom this Prospectus is delivered, upon the request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to 6400 South Fiddler's Green Circle, Suite 1800, Englewood, Colorado 80111 (telephone (303) 796-9793), Attention: Secretary.

     The following information is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, incorporated herein by reference. Certain capitalized terms used herein are defined in the Glossary.

                                  THE COMPANY

     American Health Properties, Inc. (together with its subsidiaries, the "Company") is a self-administered real estate investment trust ("REIT") that commenced operations in 1987. The Company has investments in health care facilities that are operated by qualified third party health care providers, as well as one medical office building.

     As of June 30, 1995, the Company's core portfolio of investments (the "Core Group") consisted of 15 acute care hospitals, three physical rehabilitation hospitals, two long-term care facilities, one Alzheimer's care facility currently under construction and one medical office building. At that date, the net book value of the Core Group's assets was $544 million. Of the Core Group's real estate assets at that date, 90% in net book value represented the acute care segment, 6% represented the rehabilitation segment, 2% represented the long-term care segment, including the Alzheimer's care facility, and 2% represented the medical office building. As of June 30, 1995, 95% in net book value of the Core Group's real estate assets were held in fee and 5% were held as construction and/or mortgage financing.

     As of June 30, 1995, the Core Group's facilities were diversified geographically across 12 states, were distributed among large and small population centers, and were operated by ten experienced management companies. These operators included Columbia/HCA Healthcare Corporation, Dynamic Health, Inc., Horizon/CMS Healthcare Corporation (formerly Continental Medical Systems, Inc.), HealthSouth Corporation, Paracelsus Healthcare Corporation, Quorum Health Group, Inc., Signature Health Care Corporation and Tenet Healthcare Corporation ("Tenet", formerly American Medical International, Inc.). Facilities operated by Tenet represented 55% of the Core Group's revenues for the six months ended June 30, 1995.

     Approximately 83% of the Core Group's property revenues for the six months ended June 30, 1995 were secured by corporate guarantees of these operating companies or their subsidiaries. Also, as of June 30, 1995, letters of credit from commercial banks and cash deposits aggregating $13 million were available to the Core Group as security for lease financings. Leases for nine of the Core Group's facilities, representing 80% of the Core Group's property revenues for the six months ended June 30, 1995, contain cross-default provisions. All of the Company's leases are on a triple "net" basis, and the lessees are responsible thereunder, in addition to the base and additional rents, for all additional charges with respect to the leased properties.

     The Company's portfolio of psychiatric hospital investments (the "Psychiatric Group") consists of three psychiatric hospitals owned by the Company and two mortgage loans secured by psychiatric hospitals. As of June 30, 1995, the net book value of the Psychiatric Group assets was $64.9 million. Of the Psychiatric Group's real estate assets at that date, 36% in net book value were held in fee and 64% in net book value were held as mortgages.

     The operators of the Company's facilities derive a substantial percentage of their total revenues from federal and state health care programs such as Medicare and Medicaid and from other third party payors such as private insurance companies, self-insured employers and health maintenance organizations. Such operators are also subject to extensive federal, state and local government regulation relating to their operations, and the Company's facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with mandated procedures, licensure requirements under state law and certification standards under the Medicare and Medicaid programs. A change in reimbursement levels under the Medicare or Medicaid programs, a reduction in reimbursement by other third party payors or an operator's failure to maintain its certification under the Medicare or Medicaid programs could adversely affect revenues to the Company's facilities.

     The Company's principal executive office is located at 6400 South Fiddler's Green Circle, Suite 1800, Englewood, Colorado 80111, and its telephone number at such address is (303) 796-9793.

                              RECENT DEVELOPMENTS
CORE GROUP

     Additional Investments. In August 1995, the Company entered into agreements to provide $16.6 million of financing for three 80-unit assisted living facilities to be constructed in Walla Walla, Washington, El Paso, Texas and Odessa, Texas. The Company is providing construction financing and will purchase the facilities upon completion. Construction of the facilities has commenced and will take approximately ten months to complete. In addition, in September 1995 the Company purchased for $3.0 million an assisted living facility located in Boise, Idaho containing 50 assisted living units. Each of these four facilities will be leased to and operated by Emeritus Corporation (formerly Assisted Living of America) of Seattle, Washington ("Emeritus") pursuant to ten-year operating leases, each of which will contain cross-default provisions. Emeritus is one of the national leaders in the emerging assisted living facility industry and is managed by executives with substantial experience in managing multiple facility long-term care operations.

     Also in August 1995, the Company completed a $7.6 million purchase of two long-term care facilities containing a total of 192 skilled nursing beds and 124 living units, located in Safford and Douglas, Arizona. The Company has leased the facilities to affiliates of Signature Health Care Corporation ("Signature") of Denver, Colorado. Signature operates 11 nursing homes in Colorado and Arizona, including two facilities in Denver, Colorado that are leased from the Company. The leases for all of the four long-term care facilities leased by Signature from the Company contain cross-default provisions.

PSYCHIATRIC GROUP

  Distribution of Psychiatric Group Stock

     In July, 1995 the Company created a new series of preferred stock designated as Psychiatric Group Preferred Stock ("Psychiatric Group Stock") and made a distribution (the "Distribution") of one Depositary Share for every ten shares of Common Stock held of record on July 14, 1995, each such Depositary Share representing a one-tenth interest in one share of Psychiatric Group Stock. By way of the issuance of the Psychiatric Group Stock, the Company sought to separate the economic attributes of the Psychiatric Group and the Core Group into two distinct portfolios, with two distinct classes of publicly traded shares intended to represent those portfolios. The assets, liabilities and expenses of the Company have been allocated between the two portfolios. In addition to consolidated financial statements, the Company publishes separate financial statements for each Group. Dividends and other payouts or distributions with respect to the Common Stock and Psychiatric Group Stock are expected to be a function of the individual financial performance of the Core Group and the Psychiatric Group, respectively. See "Management and Accounting Policies" and "Description of Common Stock and Psychiatric Group Stock."

     The Securities offered through delivery of this Prospectus and the accompanying Prospectus Supplement do not include Psychiatric Group Stock. The Company does not intend to issue additional Psychiatric Group Stock except upon exercise of options granted in connection with the initial issuance of Psychiatric Group Stock.

     Consolidated Capital Structure. The outstanding Common Stock and Psychiatric Group Stock are part of the consolidated capital structure of the Company. Notwithstanding the allocation of assets and liabilities (including contingent liabilities), stockholders' equity and items of income, expense and cash flow between the Core Group and the Psychiatric Group for purposes of preparing their respective financial statements, the change in the capital structure of the Company effected by the issuance of the Psychiatric Group Stock does not affect the respective legal title to assets or responsibility for liabilities of the Company or any of its subsidiaries. The issuance of Psychiatric Group Stock does not affect the rights of creditors of the Company or any subsidiary, including rights under financing covenants. Each holder of the Company's Common Stock is a holder of an issue of capital stock of the entire Company and is subject to risks associated with an investment in the Company and all of its businesses, assets and liabilities. For example, if the cash flow and proceeds of any sales of assets of the Psychiatric Group should be insufficient to service inter-Group loans or other debt owed by the Psychiatric Group, the Core Group would be adversely affected.

     Financial effects arising from the Psychiatric Group that affect the Company's consolidated results of operations, financial condition or borrowing costs could adversely affect the results of operations, financial condition or borrowing costs of the Core Group or the market price of the Common Stock. In addition, net losses of the Psychiatric Group, as well as dividends and distributions on, and repurchases of, Psychiatric Group Stock will reduce the funds of the Company legally available for dividends on the Common Stock.

     Potential Conflicts of Interest. The issuance of Psychiatric Group Stock could give rise to occasions when the interests of the holders of Common Stock and the holders of Psychiatric Group Stock might diverge or appear to diverge. Examples include determinations by the Company's Board of Directors (the "Board") and, in certain circumstances, the management of the Company to (i) pay or omit the payment of dividends on Common Stock or Psychiatric Group Stock,
(ii) allocate consideration to be received in connection with a merger or consolidation involving the Company among holders of Common Stock and Psychiatric Group Stock, (iii) advance or repay inter-Group loans, (iv) redeem Psychiatric Group Stock or exchange it for Common Stock, (v) approve dispositions of assets of either of the Groups and (vi) make other operational and financial decisions with respect to one Group that could be considered to be detrimental to the other Group. When making decisions with regard to matters that create potential conflicts of interest, the Board will act in accordance with the terms of the Company's Certificate of Incorporation, management and accounting policies as described in "Management and Accounting Policies" and its fiduciary duties under Delaware law. The Company's management is responsible for both the Core Group and the Psychiatric Group and consequently could make management decisions with respect to one Group that could be considered detrimental to the other.

     Inter-Group Loans. If the Psychiatric Group is unable to repay any inter-Group loans owed to the Core Group, the Core Group would be adversely impacted. For this and other reasons, the Board has established policies relating to the amount of inter-Group loans and required repayments thereof. See "Management and Accounting Policies."

     Stockholder Voting Rights. Subject to certain limited exceptions, eligible holders of Common Stock, Psychiatric Group Stock and any other series of Preferred Stock outstanding vote as one class on all matters coming before any meeting of stockholders. Holders of Common Stock and Psychiatric Group Stock do not have any right to vote on matters as a separate class (except pursuant to certain limited class voting rights provided under Delaware law and, in limited circumstances, in connection with a merger or consolidation of the Company with or into another company). Similarly, separate meetings for the holders of Common Stock or Psychiatric Group Stock are not held.

     Certain matters as to which the holders of Common Stock and Psychiatric Group Stock are entitled to vote may involve a divergence or the appearance of a divergence of the interests of holders of Common Stock and Psychiatric Group Stock. See "-- Potential Conflicts of Interest" and "Description of Common Stock and Psychiatric Group Stock -- Voting Rights."

     Management and Accounting Policies Subject to Change. The Board has adopted certain management and accounting policies described herein with respect to inter-Group loans, cash management, corporate expenses, allocation of assets and liabilities (including contingent liabilities) and inter-Group transactions, any and all of which could be modified or rescinded in the sole discretion of the Board without the approval of stockholders, although there is no present intention to do so. The Board could also adopt additional policies depending upon the circumstances. Any determination by the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that could have disparate effects upon holders of Common Stock and Psychiatric Group Stock, will be made by the Board in good faith and in the honest belief that such decision is in the best interests of the Company's stockholders, including holders of Common Stock and Psychiatric Group Stock. In addition, generally accepted accounting principles would require that changes in accounting principles must be preferable (in accordance with generally accepted accounting principles) to the principles previously in place. See "Management and Accounting Policies."

     Financial Covenants. Financial covenants in the Company's various debt agreements require the Company to maintain on a consolidated basis certain financial ratios, including (i) a minimum tangible net worth of $260 million plus 75% of certain equity proceeds and (ii) a fixed charge coverage ratio (the "Coverage Ratio") of at least 1.85 to 1. For the purposes of such debt agreements, the Coverage Ratio is defined as the ratio of (a) net income before income taxes, less cash tax expense, extraordinary income and gains from asset dispositions, plus depreciation and amortization, interest expense, extraordinary losses and losses from asset dispositions, to (b) interest expense and scheduled payments of debt. Such debt agreements also limit the amount of outstanding indebtedness, and certain other financings, including the issuance of Preferred Stock, of the Company, and require that specified ratios of liabilities to tangible net worth and asset values be maintained on a consolidated basis. Such debt covenants further limit the payment of dividends and other distributions to stockholders, including making funds available to stockholders through the purchase, redemption or retirement of capital stock. This restriction on dividends and other distributions applies to both the Common Stock and the Psychiatric Group Stock and, in general, limits such payments to 95% of consolidated cash flow available for debt service, less interest expense, plus gains on asset dispositions and plus certain proceeds ("PG Excess Proceeds") from the disposition of Psychiatric Group assets after the repayment of Psychiatric Group indebtedness. Dividends or other distributions paid out of PG Excess Proceeds are available only for the Psychiatric Group Stock and are limited to $30 million in the aggregate and $15 million in any calendar year. These covenants in various debt agreements may limit the financial flexibility of the Company as well as its ability to pay dividends, or otherwise make funds available to stockholders (for example through redemptions or repurchases of stock), in the future. However, dividends or other distributions that are payable in the form of stock are generally not restricted. In addition, if the Company borrows additional funds in the future, or refinances existing debt obligations, it is expected that the Company will agree to financial covenants that could be more or less restrictive than those referred to above. For additional information on the Company's debt and the provisions of its debt agreements, see the notes to the Company's consolidated financial statements, as well as the corresponding notes to the financial statements of the Core Group and the Psychiatric Group, incorporated herein by reference.

  Retention of Financial Advisor

     The Company has retained the New York based investment banking firm of Benedetto, Gartland & Greene, Inc. for an initial one year period to provide a broad range of financial advisory services to the Psychiatric Group investment portfolio. Their services are expected to include supplemental monitoring of the performance of individual assets, assistance in potential sales or restructurings of particular investments and continuing assessments of available strategic alternatives for the portfolio. The Company expects the services provided by Benedetto, Gartland & Green will enable the Company's management to focus more of its time on growing and expanding the Company's Core Group portfolio.

  Recent Inquiries

     The Company has recently received information from the operator of its two psychiatric hospitals in Florida regarding wide-ranging objections by several large insurance companies and other payors with respect to claims presented for services rendered. There have also been a series of negative stories in the national media and the local press in Florida on psychiatric care provided in Florida, including criticism of admissions policies and practice patterns at psychiatric hospitals in the State generally, and at these two facilities. There have been legislative hearings in Florida on these issues, and the Company believes that regulatory investigations are being conducted. At this time both of these facilities remain current on their rent and interest obligations to the Company, and the Company is continuing to monitor this situation closely.

OTHER DEVELOPMENTS

     In September 1995, the Company's Board of Directors elected Michael J. McGee as Treasurer of the Company, filling a vacancy created by the resignation in August 1995 of Victor C. Streufert, who was the Chief Financial Officer of the Company. Mr. McGee is also the Vice President, Controller and Assistant Secretary of the Company and has been employed by the Company since November 1989. Prior to joining the Company, Mr. McGee was an accountant with Arthur Andersen LLP for eleven years. In addition, in September 1995 Geoffrey D. Lewis resigned as the Senior Vice President, General Counsel and Secretary of the Company. The Company intends to fill this position as soon as practicable and in the interim will rely on outside counsel to assist with legal matters.

                       MANAGEMENT AND ACCOUNTING POLICIES

     The Company prepares financial statements in accordance with generally accepted accounting principles, consistently applied, for both of the Groups, and these financial statements, taken together, comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The financial statements of each Group principally reflect the investments included therein. Such Group financial statements also include allocated portions of the Company's corporate assets, liabilities (including contingent liabilities), stockholders' equity and items of income, expense and cash flow that are not separately identified with the operations of the other Group. Notwithstanding such allocations for the purpose of preparing Group financial statements, each holder of Common Stock or Psychiatric Group Stock is a holder of an issue of capital stock of the entire Company and is subject to risks associated with an investment in the entire Company and all of its businesses, assets and liabilities. See "Recent Developments -- Distribution of Psychiatric Group Stock -- Consolidated Capital Structure."

     Cash management and allocation of principal corporate activities between the Psychiatric Group and the Core Group are based upon methods that management believes to be reasonable and are reflected in their respective Group financial statements. The following is a summary of certain policies adopted by the Board and relating to these matters, as in effect as of the date of this Prospectus.

          (i) Cash needs of the Psychiatric Group in excess of cash held by the Psychiatric Group may, at the option of the Board, be funded by advances from the Core Group to the Psychiatric Group constituting additional revolving inter-Group loans, but the aggregate revolving inter-Group loans owed by the Psychiatric Group to the Core Group are limited to a maximum of $8,750,000 at any one time outstanding, subject to reduction of such limit commensurate with any permanent repayment in the future of working capital loans extended to certain psychiatric hospital operators, but in no event will such limit be reduced below $5,000,000.

          (ii) Except as permitted by (i) above, no additional fixed rate or other inter-Group loans will be advanced by the Core Group to the Psychiatric Group.

          (iii) All third party debt incurred by the Company and its subsidiaries is specifically attributed to and reflected on the financial statements of the Core Group except for debt that is non-recourse to the assets of the Core Group.

          (iv) All Common Stock and any other class or series of stock of the Company other than the Psychiatric Group Stock, as well as the net proceeds of any future issuances thereof, are specifically attributed to and reflected on the financial statements of the Core Group.

          (v) If the Psychiatric Group sells any assets out of the ordinary course ("Psychiatric Group Asset Sales"), the Net Proceeds from Psychiatric Group Asset Sales will be applied, first, to repay revolving inter-Group loans owed by the Psychiatric Group to the Core Group to the extent of the psychiatric hospital operator working capital loans associated with the asset or assets sold, second, to repay fixed rate inter-Group loans owed by the Psychiatric Group to the Core Group (until repaid in full), and third, to repay other revolving inter-Group loans owed by the Psychiatric Group to the Core Group (until repaid in full), before any remaining Net Proceeds from Psychiatric Group Asset Sales may be used to make distributions to holders of Psychiatric Group Stock as described under "Price Range of Common Stock and Dividends."

          (vi) Excess cash held by the Psychiatric Group (other than Net Proceeds from Psychiatric Group Asset Sales, which is treated as described in (v) above) is applied to reduce revolving inter-Group loans owed by the Psychiatric Group to the Core Group (until repaid in full), subject to the ability of the Psychiatric Group, at the option of the Board, to re-borrow cash from the Core Group up to the limitations described in (i) above to cover future cash needs of the Psychiatric Group (including, without limitation, to fund dividends in a manner consistent with the dividend policy then applicable to the Psychiatric Group Stock).

          (vii) Fixed rate inter-Group loans owed by the Psychiatric Group to the Core Group (a) bear interest at a fixed rate of approximately 13% per annum (which is equal to the weighted average interest rate on the Company's fixed rate senior debt at December 31, 1994, plus 2%) and (b) are prepayable without premium at any time, at the option of the Board. The higher interest rate charged to the Psychiatric Group reflects management's belief that the consolidated Company is a stronger credit than the Psychiatric Group on a stand alone basis.

          (viii) Revolving inter-Group loans owed by the Psychiatric Group to the Core Group (a) bear interest at a floating rate equal from time to time to the prevailing prime rate (as determined by the Board, whose determination shall be conclusive) plus 2% and (b) are prepayable without premium at any time, at the option of the Board. The higher interest rate charged to the Psychiatric Group reflects management's belief that the consolidated Company is a stronger credit than the Psychiatric Group on a stand alone basis.

          (ix) Cash held by the Psychiatric Group in excess of inter-Group loans owed by the Psychiatric Group required to be repaid as set forth in (v) and
     (vi) above may, at the option of the Board, be advanced to the Core Group as revolving inter-Group loans (to the extent such cash can be beneficially put to use by the Core Group) or otherwise invested on behalf of the Psychiatric Group.

          (x) Revolving inter-Group loans owed by the Core Group to the Psychiatric Group (a) bear interest at a floating rate equal from time to time to the weighted average interest rate borne by the Company's revolving debt (or, for periods in which there is no such revolving debt outstanding, the interest rate at which the Company could borrow on a revolving basis, as determined by the Board, whose determination shall be conclusive) and
     (b) are prepayable without premium at any time, at the option of the Board. The interest rate charged to the Core Group reflects management's belief that the consolidated Company and the Core Group, on a stand alone basis, are comparable credits.

          (xi) As a result of the foregoing, the balance sheet of the Core Group reflects its net revolving and net fixed rate inter-Group loans to or borrowings from the Psychiatric Group, and the balance sheet of the Psychiatric Group reflects its net revolving and net fixed rate inter-Group loans to or borrowings from the Core Group. Similarly, the respective income statements of the Core Group and the Psychiatric Group reflect interest income or expense, as the case may be, associated with such loans or borrowings and the respective statements of cash flows of the Core Group and the Psychiatric Group reflect changes in the amounts thereof deemed outstanding.

          (xii) Corporate, general and administrative costs that cannot be directly allocated to either Group are allocated between the Core Group and the Psychiatric Group on the basis of their respective contributions to revenue, provided that at no time will such expenses allocated to either Group be less than $250,000 per annum.

     Nothing in the foregoing policies obligates the Board to cause the Core Group to provide funds to the Psychiatric Group if the Board determines it is in the best interests of the Company not to do so. The foregoing policies may be modified or rescinded in the sole discretion of the Board without the approval of stockholders, although there is no present intention to do so. The Board could also adopt additional policies depending upon the circumstances. Any determination by the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that could have disparate effects upon holders of Common Stock and Psychiatric Group Stock, would be made by the Board in the good faith belief that such decision is in the best interests of the Company and its stockholders, including the holders of Common Stock and Psychiatric Group Stock. In addition, generally accepted accounting principles would require that changes in accounting principles must be preferable (in accordance with generally accepted accounting principles) to the principles previously in place.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on The New York Stock Exchange, Inc. (the "NYSE") under the symbol "AHE." The following table sets forth, for the periods shown, the range of high and low sales prices of the Common Stock on the NYSE and the cash dividends declared on the Common Stock.

                                                                                    DIVIDENDS
                                                                HIGH      LOW       DECLARED
                                                                ---       ---       ------
    1993
      First quarter.......................................      $25 5/8   $18 7/8   $.5550
      Second quarter......................................       26 3/4    23        .5600
      Third quarter.......................................       28 3/4    24 3/8    .5650
      Fourth quarter......................................       29        24 1/2    .5700
    1994
      First quarter.......................................      $27 1/4   $24 5/8   $.5750
      Second quarter......................................       27        24        .5750
      Third quarter.......................................       24 5/8    22        .5750
      Fourth quarter......................................       23 3/8    18 1/2    .5750
    1995
      First quarter.......................................      $22 1/8   $19 3/8   $.5750
      Second quarter (1)..................................       22 1/8    19 5/8    .4950
      Third quarter (through September 25, 1995) (2)......       22 3/8    20 1/2

---------------
(1) On July 25, 1995, the Company made a distribution of one Depositary Share for every ten shares of Common Stock held of record on July 14, 1995, each such Depositary Share representing a one-tenth interest in one share of Psychiatric Group Stock. On July 11, 1995, the Company declared dividends totalling $.5750 for the second quarter of 1995, comprised of a dividend of $.4950 to be paid on the Common Stock and a dividend of $.08 to be paid on each one-hundredth of a share of Psychiatric Group Stock, which is equivalent to $.80 per Depositary Share.

(2) The high and low sales prices of the Common Stock for the periods subsequent to July 25, 1995 reflect the value of the Common Stock after the Distribution.

     If shares of Common Stock, or Securities convertible or exercisable for Common Stock, are being offered, a recent last sale price of the Common Stock will be set forth on the cover page of the accompanying Prospectus Supplement.

     The Company expects to declare quarterly dividends on the Common Stock and the Psychiatric Group Stock in the future based primarily upon the Funds From Operations attributable to the Core Group and the Psychiatric Group, respectively. Specifically, the Company expects to maintain the Common Stock dividend payout ratio at less than 90% of annual Funds From Operations attributable to the Core Group and the Psychiatric Group Stock dividend payout ratio (excluding distributions out of asset sale proceeds) at less than 95% of annual Funds From Operations attributable to the Psychiatric Group.

     In addition, the Company expects to use the Net Proceeds from Psychiatric Group Asset Sales initially to repay then outstanding inter-Group loans or other debt owed by the Psychiatric Group and then to distribute all remaining net proceeds, if any, to holders of Psychiatric Group Stock by dividend, tender offer, open market or privately negotiated repurchases or otherwise (in cash, or in Common Stock valued at a ten Trading Day average Market Value prior to the time of the distribution).

     The payment of dividends on the Common Stock and Psychiatric Group Stock will also be dependent in part upon the financial condition of the Company as a whole.

     The Company expects the aggregate annual dividends paid on the Common Stock and the Psychiatric Group Stock to be at least sufficient to cause the Company to maintain its status as a REIT. In order to permit the Company to qualify as a REIT, the Company must distribute to stockholders at least 95% of its annual REIT taxable income (which essentially is its net ordinary income, excluding capital gains). Generally, as a result of non-cash items, primarily depreciation, cash dividends have exceeded and may continue to exceed the Company's REIT taxable income and to that extent represent a return of capital.

     Dividends on the Common Stock and Psychiatric Group Stock will be limited to the Available Dividend Amount attributable to the Core Group and the Psychiatric Group, respectively. The Available Dividend Amount is similar to the amount that would be legally available under Delaware law for the payment of dividends by the Core Group or the Psychiatric Group, as the case may be, if such Group were a separate Delaware corporation. There can be no assurance that there will be an Available Dividend Amount with respect to either Group. As of June 30, 1995, the Available Dividend Amount attributable to the Core Group and the Psychiatric Group as of that date was at least $254.7 million and $48.0 million, respectively. All dividends on Common Stock will be deemed to be out of the Core Group's funds and all dividends on Psychiatric Group Stock will be deemed to be out of the Psychiatric Group's funds.

     Dividends on the Common Stock and the Psychiatric Group Stock will be further limited to the amount of funds of the Company legally available under Delaware law for the payment of dividends by the Company on its capital stock. As of June 30, 1995, the funds of the Company legally available for the payment of dividends would have been at least $302.7 million. Payments of dividends on either the Common Stock or the Psychiatric Group Stock will decrease the amount of funds legally available for the payment of dividends on both the Common Stock and the Psychiatric Group Stock.

                                USE OF PROCEEDS

     Except as otherwise described in the accompanying Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include working capital, acquisitions, investments, refinancings of indebtedness, capital expenditures, and repurchases and redemptions of securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. For purposes of calculating such ratio, "earnings" includes income before income taxes and fixed charges. "Fixed charges" consists of interest on all indebtedness and that portion of rental expense that management believes to be representative of interest. The Company did not have any Preferred Stock outstanding for any period presented. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for the periods presented. Because dividends payable on the Psychiatric Group Stock are not fixed, dividends paid on the Psychiatric Group Stock will not be included in any future presentations of the ratio of earnings to combined fixed charges and preferred stock dividends.

                                                                     YEAR ENDED DECEMBER 31,
                                      SIX MONTHS ENDED      ------------------------------------------
                                       JUNE 30, 1995        1994       1993     1992     1991     1990
                                      ----------------      ----       ----     ----     ----     ----
Consolidated ratio of earnings to
  fixed charges (unaudited).........        2.39            1.33(a)    2.81      (b)     2.09     2.31

---------------
(a) Decrease in ratio was primarily due to a $30 million write-down of Psychiatric Group real estate investments.

(b) Earnings did not cover fixed charges by $7.2 million primarily due to a $45 million write-down of Psychiatric Group real estate investments.

     The Coverage Ratios as defined in the Company's debt agreements for the six months ended June 30, 1995 and the years ended 1994, 1993, 1992, 1991 and 1990 were 2.96, 3.09, 2.58, 2.29, 2.48 and 2.73, respectively. See "Recent
Developments -- Distribution of Psychiatric Group Stock -- Financial Covenants."

            DESCRIPTION OF COMMON STOCK AND PSYCHIATRIC GROUP STOCK

     The following description is intended as a summary of the principal provisions of, and is qualified in all respects by reference to, (a) the Company's Certificate of Incorporation and Bylaws previously filed with the Securities and Exchange Commission and (b) the Certificate of Designations specifying the terms of the Psychiatric Group Stock, filed as Exhibit 4.1 to the Current Report on Form 8-K, dated August 14, 1995, incorporated by reference herein.

GENERAL

     The Certificate of Incorporation of the Company provides that the Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share, issuable in series by the Board. As of July 31, 1995, the Company had issued and outstanding 20,865,539 shares of Common Stock. As of July 31, 1995, the Company had outstanding approximately 209,000 shares of Psychiatric Group Stock, which constitute a separate series of Preferred Stock, issued and outstanding. Such shares are the only shares of Psychiatric Group Stock authorized by the Board to be issued, except shares of Psychiatric Group Stock issuable upon exercise of options granted in connection with the Distribution. In addition, the Company has authorized the issuance of approximately 232,000 Series A Preferred Shares. See " -- Preferred Stock Purchase Rights Plan."

     The authorized but unissued shares of Common Stock of the Company will be available for issuance from time to time by the Company at the sole discretion of the Board for any proper corporate purpose, which could include raising capital, providing compensation or benefits to employees, paying stock dividends or acquiring companies or businesses. Under applicable Delaware law, such future issuances of Common Stock would not require further approval of stockholders, and the Company would not seek approval of stockholders unless such approval would be required by stock exchange regulations, would be in conjunction with a further amendment to the Certificate of Incorporation or would otherwise be deemed advisable by the Board.

     Each holder of Common Stock will be a holder of an issue of capital stock of the entire Company and will be subject to the risks associated with an investment in the Company and all of its businesses, assets and liabilities. For example, if the cash flow and proceeds of any sales of assets of the Psychiatric Group should be insufficient to service inter-Group loans or other debt owed by the Psychiatric Group, the Core Group would be adversely affected.

     The Common Stock trades on The New York Stock Exchange, Inc. under the symbol "AHE" and the Psychiatric Group Stock is quoted on the National Association of Securities Dealers Automated Quotations National Market under the symbol "AHEPZ."

DIVIDENDS

     Subject to the rights, if any, of holders of any other Preferred Stock dividends may be paid on the Common Stock and/or the Psychiatric Group Stock in equal or unequal amounts, when, as and if declared by the Board. Dividends on the Common Stock and Psychiatric Group Stock will be limited to the Available Dividend Amount attributable to the Core Group and the Psychiatric Group, respectively. As of June 30, 1995, the Available Dividend Amount attributable to the Core Group and the Psychiatric Group as of that date was at least $254.7 million and $48.0 million, respectively. The Available Dividend Amount is similar to the amount that would be legally available under Delaware law for the payment of dividends by the Core Group or Psychiatric Group, as the case may be, if such Group were a separate Delaware corporation. There can be no assurance that there will be an Available Dividend Amount with respect to either Group.

     Dividends on the Common Stock and the Psychiatric Group Stock will be further limited to the amount of funds of the Company legally available under Delaware law for the payment of dividends by the Company on its capital stock. As of June 30, 1995, the funds of the Company legally available for the payment of dividends would have been at least $302.7 million. Payments of dividends on either the Common Stock or the Psychiatric Group Stock will decrease the amount of funds legally available for the payment of dividends on both the Common Stock and the Psychiatric Group Stock.

     See "Recent Developments -- Distribution of Psychiatric Group Stock -- Financial Covenants."

EXCHANGE AND REDEMPTION

     Common Stock. The Certificate of Incorporation does not provide for either mandatory or optional conversion, exchange or redemption rights relating to outstanding shares of Common Stock.

     Psychiatric Group Stock. The Company may, at any time commencing one year after the date of the Distribution and in its sole discretion, redeem all outstanding shares of Psychiatric Group Stock for cash in an amount, or in exchange for newly issued shares of Common Stock having an aggregate value (based on the average Market Value for the ten consecutive Trading Days ending on the last Trading Day prior to the date on which notice of such exchange is mailed to holders of Psychiatric Group Stock), equal to 115% of the average Market Value during such ten Trading Day period of the shares of Psychiatric Group Stock being redeemed; provided, however, that in connection with the sale of all or substantially all of the assets of the Psychiatric Group the Company may at any time after the date of the Distribution redeem all outstanding shares of Psychiatric Group Stock for cash or in exchange for newly issued shares of Common Stock having an aggregate value (based on the average Market Value for the ten consecutive Trading Days ending on the last Trading Day prior to the date on which notice of such exchange is mailed to holders of Psychiatric Group Stock), equal to 105% of the average Market Value during such ten Trading Day period of the shares of Psychiatric Group Stock being redeemed.

     If at any time commencing one year after the date of the Distribution, the Fair Market Value of the assets (other than cash, deposits and readily marketable securities) of the Psychiatric Group (as determined by the Board, whose determination shall be conclusive) is less than $10,000,000, the Company may, in its sole discretion, redeem all outstanding shares of Psychiatric Group Stock for cash in an amount, or in exchange for newly issued shares of Common Stock having an aggregate value (based on the average Market Value for the ten consecutive Trading Days ending on the last Trading Day prior to the date on which notice of such exchange is mailed to holders of Psychiatric Group Stock), equal to 105% of the Net Fair Market Value of the Psychiatric Group (as determined by the Board, whose determination shall be conclusive).

VOTING RIGHTS

     Holders of Common Stock are entitled to one vote per share and vote as one class with the holders of Psychiatric Group Stock (together with any other series of Preferred Stock outstanding at the time of such vote and so entitled to vote) on all matters submitted to stockholders, other than matters which would be required by law or the Company's Certificate of Incorporation to be submitted to a separate class vote.

     Holders of Psychiatric Group Stock are entitled to a variable number of votes per share equal to the ratio (calculated to the nearest three decimal places) of the average Market Value of one share of Psychiatric Group Stock to one share of Common Stock for the ten consecutive Trading Days ending on the last Trading Day prior to the applicable record date, and could have more than, less than or exactly one vote per share. This formula is intended to equate the proportionate voting rights of the Common Stock and Psychiatric Group Stock to their respective Market Values at the time of any vote. Holders of Psychiatric Group Stock vote as one class with holders of Common Stock (together with any other series of Preferred Stock outstanding at the time of such vote and so entitled to vote) on all matters submitted to stockholders, other than matters which would be required by law or the Company's Certificate of Incorporation to be submitted to a separate class vote. Each holder of Depositary Shares representing interests in Psychiatric Group Stock is, through the depositary share arrangements relating thereto, entitled to a number of votes per Depositary Share equal to one-tenth the number of votes to which a holder of one share of Psychiatric Group Stock is entitled.

     No class vote of holders of Psychiatric Group Stock is required upon a merger or consolidation if (a) the Psychiatric Group Stock remains outstanding and unchanged as a result of the merger or consolidation, (b) the type and amount of consideration for such merger or consolidation is divided between holders of Psychiatric Group Stock and holders of Common Stock in a manner determined to be fair by the Board (whose determination shall be conclusive) or
(c) the Psychiatric Group Stock is converted into capital stock of the surviving company to the merger or consolidation having terms substantially similar to the terms of the Psychiatric Group Stock. A class vote of the holders of a majority of the outstanding shares of Psychiatric Group Stock is required for any other merger or consolidation.

     Provisions of the Company's Certificate of Incorporation require that any action permitted or required to be taken by the stockholders must be effected at a duly called annual or special meeting; stockholders cannot take any action by written consent of the stockholders. Special meetings of the stockholders may be called only by a majority of the Board, by the Chairman of the Board or by the President and may not be called by the stockholders.

     Neither the holders of Common Stock nor the holders of Psychiatric Group Stock have any cumulative voting rights or any preemptive rights to subscribe for or purchase additional shares of capital stock or any other obligations convertible into or exercisable for shares of capital stock that may hereafter be issued by the Company.

LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Common Stock and Psychiatric Group Stock are entitled to receive their respective proportionate interests in the net assets of the Company, if any, remaining for distribution to holders of stock (after payment or provision for all liabilities, including contingent liabilities, of the Company and payment of the liquidation preference payable to holders of any other series of Preferred Stock ranking senior to the Psychiatric Group Stock as to distributions upon liquidation) pro rata based upon the average Market Value of the Common Stock as compared to the average Market Value of the Psychiatric Group Stock, in each case for the ten consecutive Trading Days ending on the Trading Day prior to the date of the first public announcement of (i) a voluntary liquidation, dissolution or winding-up of the Company or (ii) the institution of any proceeding for the involuntary liquidation, dissolution or winding-up of the Company; provided that if the foregoing would result in a liquidation payment valued at less than $1.00 per share of the Psychiatric Group Stock, the holders of Psychiatric Group Stock are not entitled to a proportionate interest in such net assets but instead are entitled to receive a liquidation preference of $1.00 per share (and no more) before any payment may be made to holders of Common Stock.

     Neither the merger nor consolidation of the Company into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Company, nor a sale, transfer or lease of all or any part of the assets of the Company, would be deemed a liquidation, dissolution or winding-up for these purposes.

DETERMINATIONS BY THE BOARD

     The Company's Certificate of Incorporation provides that a Director will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) pursuant to specific provisions of Delaware law or (iv) for any transaction from which the Director derived any improper personal benefit. The liability of Directors will be further eliminated or limited to the fullest extent permitted by future changes in Delaware law. In addition, the Certificate of Designations relating to the Psychiatric Group Stock provides that any determinations made in good faith by the Board under such Certificate of Designations, and any determinations with respect to either Group or the rights of holders of shares of Common Stock or Psychiatric Group Stock made pursuant to or in furtherance of such Certificate of Designations, will be final and binding on all stockholders of the Company, subject to the rights of stockholders under Delaware law and under the federal securities laws.

PREFERRED STOCK PURCHASE RIGHTS PLAN

     On April 20, 1990, the Company distributed to its holders of Common Stock one preferred stock purchase right (each, a "Right") for each outstanding share of Common Stock. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of preferred stock, Series A, par value $.01 per share (the "Series A Preferred Shares"), of the Company at a price of $45. The total number of Rights currently issued or issuable, including Rights issuable in connection with Common Stock which may be issued under the Company's stock incentive plans and upon the conversion of the Company's outstanding Swiss franc convertible bonds, is approximately 23,200,000. Approximately 232,000 Series A Preferred Shares could be purchased upon the exercise of all Rights currently issued or issuable. The number of Rights outstanding and Series A Preferred Shares issuable upon exercise, as well as the Series A Preferred Share purchase price, are subject to customary antidilution adjustments.

     The Rights are evidenced by the certificates for shares of Common Stock, and in general are not transferable apart from the Common Stock or exercisable until after a party has acquired beneficial ownership of or made a tender offer for 10% or more of the outstanding Common Stock of the Company (an "Acquiring Person"), or the occurrence of other events as specified in the Rights Plan. Under certain conditions as specified in the Rights Plan, including but not limited to the acquisition by a party of 15% or more of the outstanding Common Stock of the Company or the acquisition of the Company in a merger or other business combination, each holder of a Right (other than an Acquiring Person, whose Rights will be void) will receive upon exercise thereof and payment of the exercise price that number of shares of Common Stock of the Company or of the other party, as applicable, having a market value of two times the exercise price of the Right.

     The Rights expire on April 20, 2000, and until exercised, the holder thereof, as such, will have no rights as a shareholder of the Company. At the Company's option, the Rights may be redeemed in whole at a price of $.01 per Right at any time prior to becoming exercisable. In general, the Company may also exchange the Rights at a ratio of one share of Common Stock per Right after becoming exercisable but prior to the acquisition of 50% or more of the outstanding shares of Common Stock by any party.

     Series A Preferred Shares issuable upon exercise of the Rights will not be redeemable. Each Series A Preferred Share will have 100 votes and will be entitled to (a) dividends in an amount equal to the greater of $1.00 or 100 times the amount of the dividends per share paid on the Common Stock, (b) a liquidation preference in an amount equal to the greater of $100 or 100 times the amount per share paid on the Common Stock and (c) a payment in connection with a business combination (in which shares of Common Stock are exchanged) equal to 100 times the amount per share paid on the Common Stock.

     The Psychiatric Group Stock will not include, or entitle the holders thereof to receive, the Rights, which will be applicable only to the Common Stock.

LIMITS ON STOCK OWNERSHIP

     The Company's Certificate of Incorporation provides that as a condition to the transfer and/or registration of transfer of any shares of capital stock of the Company which would result in any stockholder owning, directly or indirectly, shares in excess of 9% of the issued and outstanding capital stock of the Company, the proposed transferee must file with the Company an affidavit setting forth the number of shares owned, directly or indirectly, by such transferee. Any acquisition of shares, transfer of shares or any options, warrants or other securities convertible into shares that would result in the disqualification of the Company as a REIT will be deemed void to the fullest extent permitted under applicable law and the intended transferee shall be deemed never to have had an interest therein. If more than 9.8% of the capital stock of the Company has become concentrated in the hands of one beneficial owner, (i) such beneficial owner and its affiliates and associates will be deemed to have offered to sell to the Company or its designee on the date specified in the Company's notice of acceptance of such offer to sell such number of shares sufficient, in the opinion of the Board, to maintain or bring the direct or indirect ownership of the capital stock of the Company held by such beneficial owner to a level of no more than 9.8% of the issued and outstanding capital stock of the Company, and (ii) the Board also will refuse to transfer or issue shares of capital stock to any person whose acquisition of such shares would result in the direct or indirect ownership by that person of more than 9.8% of the issued and outstanding capital stock of the Company. The purchase price for any shares of capital stock of the Company so redeemed will be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notice of acceptance of the offer of sale is sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of such shares as determined in good faith by the Board. The purchase price of any such shares acquired by the Company, or its designee, will be paid, at the option of the Company, in cash or in the form of an unsecured, subordinated promissory note of the Company, or its designee, bearing interest and having a term to maturity (to be not less than 5 nor more than 20 years) as determined by the Board. From and after the tender by the Company of the purchase price therefor, the holder of any shares of capital stock of the Company so called for purchase will cease to be entitled to any rights as a holder of such shares, except the right to payment of the purchase price therefor.

BUSINESS COMBINATION PROVISIONS

     The Certificate of Incorporation requires that Business Combinations (as defined in the Certificate of Incorporation) between the Company and a Beneficial Owner (as defined in the Certificate of Incorporation) of 10% or more of the Company's outstanding shares of Voting Stock (as defined in the Certificate of Incorporation) (a "Related Person"), and any Affiliate (as defined in the Certificate of Incorporation) or Associate (as defined in the Certificate of Incorporation) of such person, be approved by (i) the affirmative vote of the holders of not less than 80% of the outstanding shares of Voting Stock and (ii) the holders of a majority of the outstanding shares of Voting Stock other than such Related Person and such person's Associates and Affiliates, unless a majority of the Continuing Directors (as defined in the Certificate of Incorporation) shall have approved the Business Combination or shall have approved the acquisition of outstanding shares of Voting Stock which caused the Related Person to become a Related Person. In general, Voting Stock means the capital stock of the Company entitled to vote generally in the election of directors, including the Psychiatric Group Stock, and each share is allocated for this purpose the number of votes granted to it generally in the election of directors.

     A "Business Combination" is defined in the Certificate of Incorporation as
(a) any merger or consolidation of the Company or any subsidiary (other than pursuant to Section 253 of the Delaware General Corporation Law with or into any corporation which owns at least 90% of the outstanding shares of each class of stock of the Company or its subsidiary, as applicable) with a Related Person or any other corporation (whether or not itself a Related Person) which is, or after such merger or consolidation would be, an Affiliate or Associate of a Related Person, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with a Related Person or such person's Affiliates or Associates of any assets of the Company (including the securities of a subsidiary) or a subsidiary having a fair market value of $20 million or more, (c) the issuance or transfer of any securities of the Company or a subsidiary by the Company or such subsidiary to any Related Person having an aggregate fair market value of $20 million or more, other than by any distribution pro rata to, or exchange offer made to, all holders of a publicly held class or series of stock of the Company or any of its subsidiaries, or upon the exercise, conversion or exchange of securities of the Company or any of its subsidiaries which are exercisable, convertible or exchangeable into or for securities of the Company or any of its subsidiaries,
(d) the adoption of any plan or proposal for the liquidation or dissolution of the Company by or on behalf of a Related Person or any of such person's Affiliates or Associates or (e) any reclassification of securities or recapitalization of the Company (including any reverse stock split), or any merger or consolidation of the Company with any of its subsidiaries or any other transaction involving the Company or any of its subsidiaries (whether or not with or into or otherwise involving a Related Person) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of voting stock of the Company or of any of its subsidiaries directly or indirectly owned by any Related Person or such person's Associates or Affiliates.

     The Company is also subject to the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations.

STAGGERED BOARD; REMOVAL OF DIRECTORS

     The Board is divided into three classes, each class consisting, as nearly as may be possible, of one-third of the total number of Directors. Directors are elected for a three-year term and the term of one class expires each year. A Director holds office until the annual meeting for the year in which his or her term expires. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. Under Delaware law, because the Board is divided into classes, no Director may be removed from office before expiration of his or her term except for cause.

VOTE REQUIRED TO CHANGE CERTAIN PROVISIONS

     The provisions described under "Limits on Stock Ownership" and "Business Combination Provisions" above may not be amended without the affirmative vote of stockholders holding at least 80% of the Voting Stock of the Company and, with respect to the provisions under "Business Combination Provisions" only, a majority vote of the stockholders of Voting Stock who are Disinterested Stockholders (as defined in the Certificate of Incorporation). The provisions described under "Staggered Board" above may not be amended without the affirmative vote of stockholders holding at least 66 2/3% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of Directors.

CERTAIN ANTI-TAKEOVER EFFECTS

     The provisions described under "-- Preferred Stock Purchase Rights Plan," "-- Limits on Stock Ownership," "-- Business Combination Provisions" and
"-- Staggered Board" above may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium over market price for their shares. The Board's authority to issue and establish the terms of currently authorized Preferred Stock without stockholder approval may also have the effect of discouraging takeover attempts. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of Common Stock, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board believes that the Preferred Stock Purchase Rights Plan and inclusion of the Business Combination and Staggered Board provisions may help assure fair treatment of stockholders and continuity of management and that the Limits on Stock Ownership provision is reasonably necessary to safeguard the Company's REIT status.

STOCK REGISTRAR AND TRANSFER AGENT

     Chemical Mellon Shareholder Services is the registrar and transfer agent for the Common Stock and the Psychiatric Group Stock. Chemical Mellon Shareholder Services is also depositary for the depositary shares with respect to the Psychiatric Group Stock.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities constitute either Senior Securities or Subordinated Securities as specified in the accompanying Prospectus Supplement. The Senior Securities will be issued under an Indenture (the "Senior Indenture") to be entered into by the Company prior to the issuance of any such Senior Securities, the form of which is filed as an exhibit to the Registration Statement. The Subordinated Securities will be issued under an Indenture (the "Subordinated Indenture") to be entered by the Company prior to the issuance of any such Subordinated Securities, the form of which is also filed as an exhibit to the Registration Statement. Both the Senior Indenture and the Subordinated Indenture are subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Information regarding the trustee under the Senior Indenture (the "Senior Trustee") or the trustee under the Subordinated Indenture (the "Subordinated Trustee"), as the case may be, will be included in any Prospectus Supplement relating to such Senior Securities or Subordinated Securities. The Senior Indenture and the Subordinated Indenture are sometimes collectively referred to herein as the "Indentures;" the Senior Trustee and the Subordinated Trustee are sometimes collectively referred to herein as the "Trustees" and individually as a "Trustee." The following discussion includes a summary description of all material terms of the Indentures, other than terms that are specific to a particular series of Debt Securities, which will be described in the Prospectus Supplement relating to such series. Accordingly, for a description of the terms of a particular issue of Debt Securities reference must be made to both the accompanying Prospectus Supplement and the following description. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain capitalized terms in this Prospectus. The following summary is also qualified in its entirety by reference to the terms made a part of the Indenture by the Trust Indenture Act. Wherever particular Sections or Articles or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections, Articles or defined terms are incorporated herein or therein by reference.

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

     Other than as set forth under "Certain Covenants of the Company," and only to the extent applicable to the Debt Securities of a particular series, as indicated in the applicable Prospectus Supplement, there are no provisions of the Indentures that afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

GENERAL

     The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Senior Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness (as defined) of the Company, as described below under "Subordination of Subordinated Securities" and in a Prospectus Supplement applicable to an offering of Subordinated Securities.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities;
(2) any limit on the aggregate principal amount of such Debt Securities; (3) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (4) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the Regular Record Date; (5) the date or dates on which such Debt Securities will mature;
(6) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear; (7) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on such Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date; (8) the place or places where the principal of, premium (if any) and interest on such Debt Securities will be payable; (9) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt Securities may, pursuant to any optional provisions, be redeemed or purchased, in whole or in part, and any terms and conditions relevant thereto and the period or periods within which and the price or prices at which the Debt Securities will be redeemed or purchased, in whole or in part, and any terms and conditions relevant thereto; (10) the obligation of the Company, if any, to redeem or repurchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the Holders; (11) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (12) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars; (13) any index or formula used to determine the amount of payments of principal of and any premium and interest on such Debt Securities; (14) if the principal of or any premium or interest on such Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (15) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities of the series which will be payable upon declaration of the acceleration of the Maturity thereof; (16) the applicability of any provisions described under "Certain Covenants of the Company"; (17) the applicability of any provisions described under "Defeasance"; (18) the terms and conditions, if any, pursuant to which such Debt Securities are convertible or exchangeable into Common Stock or other securities of the Company or another issuer and (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indentures. (Section 301)

     Debt Securities may be issued at a discount from their principal amount. All material United States Federal income tax, accounting and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

SUBORDINATION OF SUBORDINATED SECURITIES

     The indebtedness evidenced by the Subordinated Securities will be subordinated and junior in right of payment to the extent set forth in the Subordinated Indenture to the prior payment in full of amounts then due on all Senior Indebtedness (as defined below). No payment shall be made by the Company on account of principal of (or premium, if any) or interest on the Subordinated Securities or on account of the purchase or other acquisition of Subordinated Securities, if the maturity of any of the Subordinated Securities shall have been accelerated, until all amounts due have been paid on all outstanding Senior Indebtedness, or if (i) there shall have occurred and be continuing a default in the payment of principal (or premium, if any) or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto, or any event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity of such Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled or (ii) any such default in payment or event of default shall be the subject of a judicial proceeding. By reason of these provisions in the event of default of any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of (and premium, if any) and interest on the Subordinated Securities may not be permitted to be made until such default is cured or such Senior Indebtedness is paid in full.

     Upon any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization or similar proceeding of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all principal of (and premium, if any) and interest due upon all Senior Indebtedness must be paid in full before the Holders of the Subordinated Securities or the Trustee is entitled to receive or retain any assets so distributed in respect of the Subordinated Securities. By reason of this provision, in the event of insolvency Holders of the Subordinated Securities may recover less than other creditors of the Company, including holders of Senior Indebtedness.

     "Senior Indebtedness" means the principal of (and premium, if any) and interest on (a) all indebtedness of the Company (including indebtedness of others guaranteed by the Company) other than the Subordinated Securities which is (i) for money borrowed or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind, (b) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, and (c) amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation, in any such case whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed, unless in any case in the instrument creating or evidencing any such indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not superior in right of payment to the Subordinated Securities or it is provided that such obligation is subordinated to senior indebtedness to substantially the same extent as the Subordinated Securities are subordinated to Senior Indebtedness. As of June 30, 1995, the amount of Senior Indebtedness was approximately $263 million. The Subordinated Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness.

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof. (Section 302) Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium (if any) and interest on the Debt Securities will be payable, and the exchange, conversion and transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes and at any other office or agency maintained for such purpose. (Sections 301, 305 and 1002) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental change imposed in connection therewith. (Section 305)

     All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Debt Security may look only to the Company for payment thereof. (Section 1003)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. (Sections 204 and 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the applicable Indenture. (Sections 204 and 305) Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under an Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

     If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, the Company will be subject to either or both of the following covenants.

     The Debt Securities will not be secured by mortgage, pledge or other lien. The Company will covenant in the Indenture not to pledge or otherwise subject to any lien, any property or assets of the Company or its subsidiaries unless the Debt Securities of such series are secured by such pledge or lien equally and ratably with all other obligations secured thereby so long as such obligations shall be so secured; provided, however, that such covenant will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 10% of Consolidated Net Tangible Assets (as defined below) of the Company and its consolidated subsidiaries and in addition will not apply to:

          (1) Any lien or charge on any property, tangible or intangible, real or personal, existing at the time of acquisition or construction of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase or construction price thereof or to secure any indebtedness incurred prior to, at the time of, or within one year after, the acquisition or completion of construction thereof for the purpose of financing all or any part of the purchase or construction price thereof;

          (2) Any liens securing the performance of any contract or undertaking of the Company not directly or indirectly in connection with the borrowing of money, obtaining of advances or credit or the securing of debts, if made and continuing in the ordinary course of business;

          (3) Any lien in favor of the United States or any state thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure progress, advance, or other payments pursuant to any contract or provision of any statute;

          (4) Mechanics, materialmen's, carriers', or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith;

          (5) Any lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

          (6) Any liens for taxes, assessments or governmental charges or levies not yet delinquent, or liens for taxes, assessments or governmental charges or levies already delinquent but the validity of which is being contested in good faith;

          (7) Liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and in the case of judgment liens, execution thereof is stayed;

          (8) Liens relating to secured indebtedness of the Company outstanding as of June 30, 1995; and

          (9) Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the foregoing clauses (1) to (8) inclusive; provided, however, that the amount of any and all obligations and indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property).

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) less (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles of the Company and its consolidated subsidiaries, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles. (Section 1008)

     The Company will also covenant in the Indenture that it will not create, assume, incur, or otherwise become liable in respect of, any

          (a) Senior Debt (as defined below) unless the aggregate outstanding principal amount of Senior Debt of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 150% of Capital Base (as defined below), or (ii) 225% of Tangible Net Worth (as defined below); and

          (b) Non-Recourse Debt (as defined below) unless the aggregate outstanding principal amount of Senior Debt and Non-Recourse Debt of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed 225% of Capital Base.

     For the purposes of this limitation as to borrowing money, "Senior Debt" means all Debt other than Non-Recourse Debt and Subordinated Debt; "Debt", with respect to any Person, means (i) its indebtedness, secured or unsecured, for borrowed money; (ii) Liabilities secured by any existing lien on property owned by such Person; (iii) Capital Lease Obligations, and the present value of all payments due under any arrangement for retention of title (discounted at a rate per annum equal to the average interest borne by all outstanding Debt Securities determined on a weighted average basis and compounded semi-annually) if such arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and (iv) guarantees of obligations of the character specified in the foregoing clauses (i), (ii) and (iii), to the full extent of the liability of the guarantor (discounted to present value, as provided in the foregoing clause (iii), in the case of guarantees of title retention arrangements); "Capital Lease" means at any time any lease of property, real or personal, which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; "Capital Lease Obligation" means at any time the amount of the liability in respect of a Capital Lease which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; "Person" means an individual, partnership, corporation, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization, or a government or agency or political subdivision thereof; "Non-Recourse Debt" with respect to any Person, means any Debt secured by, and only by, property on or with respect to which such Debt is incurred where the rights and remedies of the holder of such Debt in the event of default do not extend to assets other than the property constituting security therefor; "Subordinated Debt" means any unsecured Debt of the Company which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such other Debt (to which appropriate reference shall be made in the instruments evidencing such other Debt if not contained therein) to the Debt Securities (and, at the option of the Company, if so provided, to other Debt of the Company, either generally or as specifically designated); "Capital Base" means, at any date, the sum of Tangible Net Worth and Subordinated Debt; "Tangible Net Worth" means, at any date, the net book value (after deducting related depreciation, obsolescence, amortization, valuation, and other proper reserves) of the tangible assets of the Company at such date, minus the amount of its Liabilities at such date; and "Liabilities" means, at any date, the items shown as liabilities on the balance sheet of the Company, except any item of deferred income, including capital gains. (Section 1009)

EVENTS OF DEFAULT

     The following are Events of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(c) failure to make any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the applicable Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the respective Indentures; (e) failure to pay at the final maturity thereof the principal of, or acceleration of, any indebtedness for money borrowed by the Company in excess of $5 million, if such indebtedness is not discharged, or such acceleration is not annulled, as provided in the respective Indentures; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(f) above) with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the respective Indentures may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration his been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver or defaults, see "Modification and Waiver" below.

     The Indentures provide that, subject to the duty of the respective Trustees thereunder during an Event of Default to act with the required standard of care, such Trustee will be under no obligation to exercise any of its rights or powers under the respective Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity. (Sections 601 and 603) Subject to certain provisions, including those requiring security or indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless such Holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default (as defined) and unless the Holders of at least 25 percent in aggregate principal amount of the outstanding Debt Securities of the same series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of and interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company will be required to furnish to the Trustees annually a statement as to the performance by the Company of its obligations under the respective Indentures and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the respective Indentures may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or premium, if any, or interest on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity or Redemption Date thereof; (f) in the case of Subordinated Securities, modify the provisions of the Subordinated Indenture with respect to subordination or conversion of such Subordinated Securities in a manner adverse to the Holders, or (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults. (Section 902)

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the applicable Indenture. (Section 1010) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided (a) that the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is a Person organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the respective Indentures, (b) that after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (c) that certain other conditions are met. (Article Eight)

DEFEASANCE AND COVENANT DEFEASANCE

     If so indicated in the applicable Prospectus Supplement with respect to the Debt Securities of a series, the Company, at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost or mutilated Debt Securities of such series, and to maintain an office or agency in respect of the Debt Securities and hold moneys for payment in trust) or (ii) will be released from its obligations to comply with the Covenants that are specified under "Certain Covenants of the Company" above with respect to the Debt Securities of such series, and the occurrence of an event described in clause (d) under "Events of Default" above with respect to any defeased covenant and clauses (e) and (g) of the "Events of Default" above shall no longer be an Event of Default if, in either case, the Company irrevocably deposits with the Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (and premium, if any) and any interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (f) under "Events of Default" above or event which with the giving of notice or lapse of time, or both, would become an Event of Default described under such clause (f) shall have occurred and be continuing at any time on or prior to the 90th day following such date of deposit, (c) the Company shall have delivered an Opinion of Counsel to the effect that the Holders of the Debt Securities of such series will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit or defeasance and will be subject to United States Federal income tax in the same manner as if such defeasance had not occurred. In the event the Company omits to comply with its remaining obligations under the applicable Indenture after a defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments. (Article Thirteen)

     Notwithstanding the description set forth under "Subordination of Subordinated Securities" above, in the event that the Company deposits money or U.S. Government Obligations in compliance with the Subordinated Indenture in order to defease all or certain of its obligations with respect to any Subordinated Securities, the moneys or U.S. Government Obligations so deposited will not be subject to the subordination provisions of the Subordinated Indenture and the indebtedness evidenced by such Subordinated Securities will not be subordinated in right of payment to the holders of Senior Indebtedness to the extent of the moneys or U.S. Government Obligations so deposited.

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

REGARDING THE TRUSTEE

     The Indentures contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee will be permitted to engage in certain other transactions; however, if it acquires any potential conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign. (Section 608)

                         DESCRIPTION OF PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The summary of terms of the Company's preferred stock (including the Preferred Stock) contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and the certificate of designations relating to each series of the Preferred Stock (the "Certificate of Designations"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

     The Certificate of Incorporation of the Company provides that the Company is authorized to issue 1,000,000 shares of Preferred Stock, par value $0.01 per share, issuable in series by the Board. As of July 31, 1995, the Company had outstanding approximately 209,000 shares of Psychiatric Group Stock, which constitute a separate series of Preferred Stock, issued and outstanding. Such shares are the only shares of Psychiatric Group Stock authorized by the Board to be issued, except shares of Psychiatric Group Stock issuable upon exercise of options granted in connection with the initial issuance of shares of Psychiatric Group Stock. In addition, the Company has authorized the issuance of approximately 232,000 Series A Preferred Shares. See "Description of Common Stock and Psychiatric Group Stock -- Preferred Stock Purchase Rights Plan."

     The authorized but unissued shares of Preferred Stock of the Company will be available for issuance from time to time by the Company at the sole discretion of the Board for any proper corporate purpose, which could include raising capital, providing compensation or benefits to employees, paying stock dividends or acquiring companies or businesses. The Preferred Stock may be issued in such series and with such voting powers, and such preferences or other special rights, qualifications, limitations or restrictions, as may be stated and expressed in the resolutions authorizing its issuance as may be adopted by the Board from time to time. Under applicable Delaware law, such future issuances would not require further approval of stockholders, and the Company would not seek approval of stockholders unless such approval would be required by stock exchange regulations, would be in conjunction with a further amendment to the Certificate of Incorporation or would otherwise be deemed advisable by the Board. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or other series of preferred stock or that could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Common Stock and Psychiatric Group Stock -- Preferred Stock Purchase Rights Plan."

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share;
(3) the initial public offering price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; (7) whether the Company has elected to offer Depositary Shares as described below under "Description of Depositary Shares"; and (8) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

GENERAL

     The Preferred Stock will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance. The applicable Prospectus Supplement will contain a description of material United States Federal income tax, accounting and other considerations relating to the purchase and ownership of the series of Preferred Stock offered by such Prospectus Supplement.

     As described under "Description of Depositary Shares," the Company may, at its option, elect to offer depositary shares ("Depositary Shares") evidenced by depositary receipts ("Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Depositary (as defined below).

RANK

     The Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution of the Company, rank prior to the Company's Common Stock and Psychiatric Group Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any classes or series of equity securities of the Company ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution of the Company. The Preferred Stock shall be junior to all outstanding debt of the Company. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Company's Certificate of Incorporation.

DIVIDENDS

     Holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as set forth in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the Company (or, if applicable, on the records of the Depositary (as hereinafter defined) referred to below under "Description of Depositary Shares") on such record dates, not more than 60 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a "Record Date").

     Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future Dividend Payment Dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     No full dividends shall be declared or paid or set apart for payment on preferred stock of the Company of any series ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the Prospectus Supplement attached hereto for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Preferred Stock and any other preferred stock of the Company ranking on a parity as to dividends with the Preferred Stock, dividends upon shares of such Preferred Stock and dividends on such other preferred stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the shares of such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such other preferred stock, bear to each other. Unless full dividends on the series of Preferred Stock offered by the Prospectus Supplement attached hereto have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) (a) no cash dividend or distribution (other than in shares of Junior Stock) may be declared, set aside or paid on the Junior Stock, (b) the Company may not repurchase, redeem or otherwise acquire any shares of its Junior Stock (except by conversion into or exchange for Junior Stock) and (c) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of Preferred Stock or Parity Stock otherwise than pursuant to certain pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of such Preferred Stock and Parity Stock (except by conversion into or exchange for Junior Stock). The Company does not currently have outstanding any Parity Stock.

CONVERTIBILITY

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock of the Company or another series of Preferred Stock or other securities of the Company or another issuer will be set forth in the Prospectus Supplement relating thereto. See "Description of Common Stock and Psychiatric Group Stock."

REDEMPTION

     The terms, if any, on which shares of Preferred Stock of any series may be redeemed will be set forth in the related Prospectus Supplement.

LIQUIDATION

     Unless otherwise specified in the applicable Prospectus Supplement, in the event of a voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Preferred Stock on liquidation, dissolution or winding up of the Company, to receive an amount per share as set forth in the related Prospectus Supplement plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock are cumulative). If the amounts available for distribution with respect to the Preferred Stock and all other outstanding stock of the Company ranking on a parity with the Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of preferred stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation preference, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

VOTING

     The Preferred Stock of a series will not be entitled to vote, except as provided below or in the applicable Prospectus Supplement and as required by applicable law. Unless otherwise specified in the related Prospectus Supplement, at any time dividends in an amount equal to six quarterly dividend payments on the Preferred Stock shall have accrued and be unpaid, holders of the Preferred Stock shall have the right to a separate class vote (together with the holders of shares of any Parity Stock upon which like voting rights have been conferred and are exercisable, "Voting Parity Stock") to elect two members of the Board of Directors at the next annual meeting of stockholders and thereafter until dividends on the Preferred Stock have been paid in full for four consecutive dividend periods, including the last preceding dividend period. Additionally, without the affirmative vote of the holders of two-thirds of the shares of Preferred Stock then outstanding (voting separately as a class together with any Voting Parity Stock), the Company may not, either directly or indirectly or through merger or consolidation with any other corporation, (i) approve the authorization, creation or issuance, or an increase in the authorized or issued amount, of any class or series of stock ranking prior to the shares of Preferred Stock in rights and preferences or (ii) amend, alter or repeal its Certificate of Incorporation or the Certificate of Designations so as to materially and adversely change the specific terms of the Preferred Stock. An amendment which increases the number of authorized shares of or authorizes the creation or issuance of other classes or series of preferred stock ranking junior to or on a parity with the Preferred Stock with respect to the payment of dividends or distribution of assets upon liquidation, dissolution or winding up, or substitutes the surviving entity in a merger, consolidation, reorganization or other business combination for the Company, shall not be considered to be such an adverse change.

     As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote per Depositary Share.

NO OTHER RIGHTS

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the related Prospectus Supplement, the Certificate of Incorporation and in the certificate of designations or as otherwise required by law.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock.

GENERAL

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of receipts for Depositary Shares, each of which will represent a fractional interest (to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock which will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock as described below).

     The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all the dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. Fractions will be rounded down to the nearest whole cent.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will refrain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and government charges and such other charges as are expressly provided in the Deposit Agreement for the accounts.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. Neither the Company nor the Depositary will be subject to any liability under the Deposit Agreement to any holder of a Depositary Share, other than for their gross negligence or willful misconduct, and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

     The Company may issue, together with any other series of Securities offered or separately, Warrants entitling the holder to purchase from or sell to the Company, or to receive from the Company the cash value of the right to purchase or sell, Debt Securities, shares of Preferred Stock, Depositary Shares, Common Stock or other securities. The Warrants are to be issued under Warrant Agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the applicable Prospectus Supplement relating to the particular issue of Warrants. Copies of the forms of Warrant Agreement, including the forms of Warrant Certificates representing the Warrants (the "Warrant Certificates"), are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     In the case of each series of Warrants, the applicable Prospectus Supplement will describe the terms of the Warrants being offered thereby, including the following, if applicable: (i) the offering price; (ii) the currencies in which such Warrants are being offered; (iii) the number of Warrants offered; (iv) the securities underlying the Warrants; (v) the exercise price, the procedures for exercise of the Warrants and the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised;
(vi) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (vii) U.S. federal income tax consequences; and (viii) other terms of the Warrants.

     Warrants may be exercised at the appropriate office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of Warrants entitling the holder to purchase any securities, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments made to holders of such securities.

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.

                              PLAN OF DISTRIBUTION

     The Company may offer Securities to or through underwriters, through agents or directly to other purchasers. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers in the form of discounts, concessions or commissions. The accompanying Prospectus Supplement sets forth the terms of the offering of the Securities in respect of which this Prospectus is being delivered, including any underwriting discounts and other items constituting compensation of the underwriters and agents. Underwriters, agents and dealers participating in the distribution of the Securities may be deemed to be underwriters within the meaning of the Securities Act.

     Pursuant to agreements that may be entered into between the Company and any underwriters or agents named in the Prospectus Supplement, such underwriters or agents may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as agents for the Company to solicit offers by certain institutional investors to purchase Debt Securities or Preferred Stock from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but shall in all cases be subject to the approval of the Company. The obligations of the purchaser under any such contract will not be subject to any conditions except
(i) the investment in the Debt Securities or Preferred Stock by the institution shall not at the time of delivery be prohibited by the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if a portion of the Debt Securities or Preferred Stock is being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities or Preferred Stock not sold for delayed delivery. Underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

     All Debt Securities, Preferred Stock and Warrants offered will be a new issue of securities with no established trading market. Any underwriters to whom such Debt Securities, Preferred Stock and Warrants are sold by the Company for public offering and sale may make a market in such Debt Securities, Preferred Stock and Warrants, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Debt Securities, Preferred Stock or Warrants.

     Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

     The specific terms and manner of sale of the Securities in respect of which this Prospectus is being delivered are set forth or summarized in the Prospectus Supplement.

                             VALIDITY OF SECURITIES

     The validity of the Securities offered will be passed upon for the Company by Davis, Graham & Stubbs, L.L.C., Denver, Colorado, and for the Underwriters or agents, if any, by Sullivan & Cromwell, Los Angeles, California, or such other counsel as may be named in the accompanying Prospectus Supplement.

                                    EXPERTS

     The consolidated balance sheets of American Health Properties, Inc. and subsidiaries as of December 31, 1994 and December 31, 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994; the combined balance sheets of the Core Group (a business unit of American Health Properties, Inc.) as of December 31, 1994 and December 31, 1993 and the related combined statements of operations, total attributed equity and cash flows for each of the three years in the period ended December 31, 1994; and the combined balance sheets of the Psychiatric Group (a business unit of American Health Properties, Inc.) as of December 31, 1994 and December 31, 1993 and the related combined statements of operations, total attributed equity and cash flows for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by, Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    GLOSSARY

     "Available Dividend Amount," on any date (the "calculation date") with respect to the Common Stock or the Psychiatric Group Stock (the "subject group stock") issued with reference to either Group (the "subject group"), means either:

          (i) the excess of (x) an amount equal to the total assets of the subject group less its total liabilities as of such calculation date, determined in accordance with Delaware law applied as if the subject group were a Delaware corporation, over (y) the sum of the aggregate par value of all outstanding subject group stock and all other capital stock of the Company attributed to the subject group; or

          (ii) in case there shall be no such excess, an amount equal to the net profits, if any, of the subject group for the fiscal year in which the dividend is declared and/or the preceding fiscal year, determined in accordance with Delaware law applied as if the subject group were a Delaware corporation.

     "Board" means the Board of Directors of the Company.

     "Core Group" means all assets and liabilities of, and all activities engaged in by, the Company and its subsidiaries, other than assets, liabilities and activities which comprise part of the Psychiatric Group. Future issuances of Common Stock or any other capital stock of the Company (other than Psychiatric Group Stock) will be deemed to be for the account of, and net proceeds from such issuances will be deemed to be assets of, the Core Group. All dividends or other distributions on or repurchases of the Common Stock or any other capital stock of the Company (other than Psychiatric Group Stock), and all costs attributed by the Board to the Core Group, will be deemed to be funded out of assets of the Core Group. In the case of an issuance of shares of Common Stock as a dividend or other distribution on Psychiatric Group Stock, the Psychiatric Group will be deemed to have purchased such shares for an amount equal to the average Market Value of such shares for the ten consecutive Trading Days ending on the last Trading Day prior to the record date for determining holders of Psychiatric Group Stock entitled to receive such dividend or distribution, and an amount equal to such purchase price shall be deemed to have been transferred from the Psychiatric Group to the Core Group.

     "Fair Market Value" for any assets means the price that a willing buyer adequately informed and not compelled to buy would pay for such assets to a willing seller adequately informed and not compelled to sell, as determined by the Board (whose determination shall be conclusive).

     "Funds From Operations" as used herein means net income (loss) computed in accordance with GAAP, excluding gains (losses) from sales of property, adjusted for write-downs of mortgage notes and investments in real estate and certain other non-cash items, primarily depreciation and amortization. Funds From Operations does not represent cash generated from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indicator of the Company's operating performance or an alternative to cash flow as a measure of liquidity.

     "GAAP" means generally accepted accounting principles.

     "Group" means the Core Group or the Psychiatric Group.

     "Market Value" of any stock on any Trading Day means the average of the high and low reported sales prices regular way of a share of such stock on such Trading Day or in case no such reported sale takes place on such Trading Day the average of the reported closing bid and asked prices regular way of a share of such stock on such Trading Day, in either case on the New York Stock Exchange Composite Tape or other national securities exchange, or if the shares of such stock are not listed or admitted to trading on any national securities exchange on such Trading Day, on the NASDAQ/NM, or if the shares of such stock are not listed or admitted to trading on any national securities exchange or quoted on such National Market on such Trading Day, the average of the closing bid and asked prices of a share of such stock in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by the Company, or if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the market value of a share of such stock (as determined by the Board, whose determination shall be conclusive); provided that, for purposes of determining the ratios which compare the Market Values of Common Stock and Psychiatric Group Stock, as calculated over any period, (i) the "Market Value" of any share of Common Stock and/or Psychiatric Group Stock on any day prior to the "ex" date or any similar date occurring during such period for any dividend or distribution paid or to be paid with respect to such stock shall be reduced by the fair market value of the per share amount of such dividend or distribution (as determined by the Board, whose determination shall be conclusive) and (ii) the "Market Value" of any share of Common Stock and/or Psychiatric Group Stock on any day prior to (A) the effective date of any subdivision (by stock split or otherwise) or combination occurring during such period or (B) the "ex" date or any similar date occurring during such period for any dividend or distribution with respect to such stock in shares of such stock shall be appropriately adjusted to reflect such subdivision, combination, dividend or distribution. For purposes of the foregoing, the Market Value of the Psychiatric Group Stock on any day will be deemed to equal ten times (or such other ratio as reflects the number or fraction of shares of Psychiatric Group Stock that a Depositary Share represents, if such number or fraction is changed) the Market Value of the Depositary Shares on such day.

     "NASDAQ/NM" means the National Association of Securities Dealers Automated Quotations National Market.

     "Net Fair Market Value" of the Psychiatric Group or Core Group, as the case may be, means the hypothetical Fair Market Value of 100% of the stock of a corporation, assuming the corporation had all of the assets and liabilities of such Group and no other assets or liabilities, as determined by the Board (whose determination shall be conclusive).

     "Net Proceeds from Psychiatric Group Asset Sales" means the net proceeds of any sales of Psychiatric Group investments (after transaction costs and reserves for contingencies).

     "Psychiatric Group" means (a) the interests of the Company and its subsidiaries in their respective investments in psychiatric hospitals, (b) all activities engaged in by the Company and its subsidiaries in connection with such investments and (c) all assets and liabilities of the Company or any of its subsidiaries relating to or arising out of, or otherwise attributed by the Board to, such investments or activities. Future issuances of Psychiatric Group Stock will be deemed to be for the account of, and net proceeds from such issuances will be deemed to be assets of, the Psychiatric Group. All dividends or other distributions on or repurchases of the Psychiatric Group Stock, and all costs attributed by the Board to the Psychiatric Group, will be deemed to be funded out of assets of the Psychiatric Group. In the case of an issuance of shares of Common Stock as a dividend or other distribution on Psychiatric Group Stock, the Psychiatric Group will be deemed to have purchased such shares for an amount equal to the average Market Value of such shares for the ten consecutive Trading Days ending on the last Trading Day prior to the record date for determining holders of Psychiatric Group Stock entitled to receive such dividend or distribution, and an amount equal to such purchase price shall be deemed to have been transferred from the Psychiatric Group to the Core Group.

     "REIT" means a real estate investment trust.

     "Trading Day" means each weekday other than any day on which the Common Stock or Depositary Shares, as the case may be, is not traded on any national securities exchange or the NASDAQ/NM or in the over-the-counter market.

===============================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            -----
The Company..............................     S-3
Use of Proceeds..........................     S-3
Capitalization...........................     S-4
Selected Consolidated Financial
  Information............................     S-5
Management's Discussion and Analysis of
  Consolidated Financial Condition and
  Results of Operations..................     S-6
Business and Properties..................    S-10
Description of the Notes.................    S-19
Description of Other Indebtedness........    S-23
Underwriting.............................    S-25
Validity of the Notes....................    S-26
Experts..................................    S-26
                   PROSPECTUS
Available Information....................       2
Incorporation of Certain Documents by
  Reference..............................       2
The Company..............................       4
Recent Developments......................       5
Management and Accounting Policies.......       8
Price Range of Common Stock and
  Dividends..............................      10
Use of Proceeds..........................      11
Ratios of Earnings to Fixed Charges......      11
Description of Common Stock and
  Psychiatric Group Stock................      12
Description of Debt Securities...........      18
Description of Preferred Stock...........      26
Description of Depository Shares.........      29
Description of Warrants..................      32
Plan of Distribution.....................      32
Validity of Securities...................      33
Experts..................................      33
Glossary.................................      34

===============================================================================




===============================================================================

                                  $200,000,000

                     [AMERICAN HEALTH PROPERTIES, INC. LOGO]
                                  $100,000,000
                        % NOTES DUE               , 2002
                                  $100,000,000
                        % NOTES DUE               , 2007

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              GOLDMAN, SACHS & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED

                           DEAN WITTER REYNOLDS INC.
                             For the Notes due 2002
                              GOLDMAN, SACHS & CO.
                       FIRST UNION CAPITAL MARKETS CORP.
                       NATIONSBANC CAPITAL MARKETS, INC.
                             For the Notes due 2007

===============================================================================